

Responsible Choices
Responsible Leadership

Sanderson Farms®

2009 Annual Report

The common shares of Sanderson Farms, Inc. are traded on the NASDAQ Stock Market under the symbol SAFM.


Sanderson
Farms

Sanderson Farms, Inc. is engaged in the production, processing, marketing and distribution of fresh, frozen, further processed and partially cooked chicken. The Company sells its fresh chicken products primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators located principally in the southeastern, northeastern and western United States. Through its foods division, the Company also sells, under the Sanderson Farms® name, further processed and partially cooked chicken to distributors and food service establishments.

Financial Highlights

(In thousands, except per share data)	October 31, 2009	October 31, 2008
THE FISCAL YEAR		
Net sales	$1,789,508	$1,723,583
Net income (loss)	$ 82,319	$ (43,129)
Basic earnings (loss) per share	$ 4.05	$ (2.13)
Diluted earnings (loss) per share	$ 3.99	$ (2.13)
Dividends per share	$ 0.57	$ 0.56
Weighted average shares outstanding		
Basic	20,317	20,269
Diluted	20,613	20,269
AT FISCAL YEAR-END		
Working capital	$ 162,663	$ 188,779
Total assets	$ 636,176	$ 681,158
Long-term debt, less current maturities	$ 103,123	$ 225,322
Stockholders' equity	$ 430,708	$ 353,967

Note: The forward looking statements warning that appears in our Annual Report on Form 10-K under Item 7, "Cautionary statements regarding risks and uncertainties that may affect future performance" also applies to forward looking statements made in this annual report.

To Our Shareholders:

Fiscal 2009 was a successful year for Sanderson Farms. In spite of the economic downturn and its profound impact on both consumers and businesses, the Company returned to profitability, we broke ground on our new poultry complex in North Carolina, and we strengthened our balance sheet. Our financial and operating performance for the year reflects the ability and focus of our managers, employees and contract producers who manage our operations the same way regardless of market conditions. The challenges of the past year compelled us to place an even greater emphasis on what has defined Sanderson Farms through over fifty years in business - an unrelenting focus on remaining true to our core values and honoring our responsibility to our customers, our communities, our environment and our shareholders.

Our results for fiscal 2009 include record sales of over $1.789 billion, exceeding the previous year's record sales of $1.724 billion. Our revenue growth reflects the additional production from our Waco, Texas, facility, offset by production cuts earlier in the year, and improved overall chicken markets. Consumer demand for chicken products at the retail level was relatively stable throughout the year, but demand from food service customers remained weak, reflecting the considerable slowdown in restaurant traffic across the country.

Our operations performed well in our industry as we processed over 397.0 million chickens, or 2.43 billion dressed pounds, in fiscal 2009 compared with 2.44 billion pounds during fiscal 2008. We also benefitted from a ten percent reduction in feed costs per processed pound of chicken in fiscal 2009, contributing to the margin improvement in our business.


LAMPKIN BUTTS
PRESIDENT AND CHIEF OPERATING OFFICER

"Our latest expansion plans will enhance our ability to drive revenues and earnings and continue to build value for our shareholders."





Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer


Sanderson Farms
ANOTHER QUALITY PRODUCT FROM
Sanderson Farms, Inc.
PRODUCT OF U.S.A.
Safe Handling Instructions
43197
40

Responsibility

Joe Frank Sanderson, one of the co-founders of the Company, once said, "We can be only as successful as the communities in which we operate." Because we still believe that to be *true*, Sanderson Farms is committed to enhancing the quality of life in the communities that are home to our expanding base of operations. Whether through local public schools, charities or business organizations, we believe it is our responsibility to do what we can to improve the economic and social vitality of the communities where our employees live and work. We meet this obligation through both financial support at the corporate level and the time spent by our employees as volunteers in their respective communities. Many of our neighbors and community partners faced financial hardship over the past year as the economic downturn affected nearly everyone. As the demand for essential social services escalated across the country, we did what we could to help, including providing assistance with donations of chicken products to food banks near every Sanderson Farms' location.



to Community

We consider it our responsibility to be a valued corporate partner and enhance the quality of life in the communities where our employees live and work.

While the first quarter of fiscal 2009 marked a difficult start to the year, we returned to profitability in the second quarter and posted our strongest quarterly profit ever in the third quarter of fiscal 2009. We remained profitable during our fourth fiscal quarter despite deteriorating market conditions. For the year, we were pleased to reward our shareholders with net income of $82.3 million, or $3.99 per share, and an increased dividend rate.

Poultry market prices were mixed in fiscal 2009 compared with the prior year. For the year, the Georgia dock price averaged $0.86 per pound, representing approximately a four percent increase over fiscal 2008. The Georgia dock price is primarily an indicator of the supply and demand dynamics for poultry products sold in retail grocery stores. While market prices for products produced at our big bird deboning plants faced significant pressure due to the decline in demand from our food service customers, the balance of supply and demand for the retail grocery market was relatively steady for most of the year. This balance reflects the fact that while consumers are definitely eating out less often, they continue to shop for bargains in the grocery store.

Boneless breast meat prices improved through the year, but were about one percent lower for fiscal 2009 compared with the prior year, reflecting the mixed demand trends. We expect demand from food service customers to remain soft until the nation's job market improves and consumers begin dining out again on a more consistent basis. The bright spot for chicken products in fiscal 2009 was noted in jumbo wing prices, which averaged $1.32 per pound, up 41 percent from the average of $0.94 per pound for fiscal 2008.

Sanderson Farms has continued its pattern of growth throughout the various cycles that characterize both our nation's economy and our industry. While we note our position as the fourth largest poultry producer in the United States, we are especially proud that we have achieved our growth while maintaining our position as one of the most efficient, low cost operators in our industry. We have followed a pattern of steady, manageable growth because we believe having additional pounds of product to leverage into the marketplace allows us to meet our responsibility to deliver higher earnings to our shareholders. Keeping with this strategy, in July, our board of directors approved plans to proceed with the construction and start-up of a new poultry complex located in Kinston, North Carolina. Although we previously announced plans for this project during the prior year, we made the decision to postpone construction due to the more challenging market conditions and escalating grain prices we experienced in fiscal 2008. The budget for the project, which includes construction of a new feed mill, poultry processing plant and hatchery on separate sites in Kinston and Lenoir County, North Carolina, is expected to be approximately $121.4 million.

The Kinston project will be a state-of-the-art poultry complex with the capacity to process 1.25 million birds per week for the retail chill pack market. At full capacity, the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat at full production. We commenced construction of the facilities in the summer of 2009, with initial operation of the new complex scheduled to begin during the first quarter of fiscal 2011.


Net Sales
(millions)
1,800
1,500
1,200
900
600
300
05
06
07
08
09
Stockholders' Equity
(millions)
450
400
350
300
250
200
150
100
50
05
06
07
08
09
Pounds Processed
(millions)
2,500
2,000
1,500
1,000
500
05
06
07
08
09



Responsibility to

Sanderson Farms is proud of its reputation in the marketplace as a company that will do whatever it takes, whenever needed, to meet the needs of its customers. We have delivered value to our customers with fresh, high-quality chicken products for over 50 years, backed by an unrelenting focus on exceptional customer service. Today, more than 10,000 employees and over 770 independent contract producers are committed to offering our customers and consumers the very best chicken on the market. Sanderson Farms® brand chicken is always 100% natural, without any added salt, phosphates, carrageenan or broths. We take our responsibility to promote healthy eating even further by providing a variety of healthy, delicious recipes that consumers can prepare with our fresh chicken. For example, recipes from our exciting "Sack the Sodium" public relations campaign can be found on our web site, www.sandersonfarms.com, featuring low sodium alternatives for tailgate menus.


We strive to exceed customer expectations
and provide healthly, fresh,
100% natural chicken.
Customers




We are pleased that better overall market conditions in fiscal 2009, our financial performance and a strong balance sheet have enabled us to make this investment in our future growth. We believe this expansion will enhance our ability to drive revenues and earnings, and allow us to continue our record of building long-term value for our shareholders. The additional capacity represented by the new complex will provide new marketing opportunities for the Company in the fresh retail grocery market. We look forward to working with the local communities in North Carolina that have graciously supported Sanderson Farms and this project.

While the past year presented us—along with most other companies—with considerable challenges, it also confirmed to us that the Sanderson Farms® brand remains strong. We continue to supply the freshest, highest quality, 100% natural chicken and provide the best customer service available in our industry. We take this responsibility seriously with a firm commitment throughout the Company to do whatever it takes to make sure our customers obtain an advantage by selling the Sanderson Farms® brand of fresh chicken in their chosen business.

We have always been one of the most efficient producers of fresh chicken in our industry, and we consider it our responsibility to help our customers be the best, most efficient companies in theirs. We remain focused on operating at the top of our industry, regardless of economic concerns and the constant fluctuations in market prices. We understand the key areas for success in our business – efficient operations; a favorable product mix and a disciplined growth strategy; exceptional customer service with the highest quality products available in our industry; and a strong, conservative financial position. Along with our success, we also understand our responsibility to look for ways to improve the way we do business. Like every year, we met with our managers and growers at the beginning of fiscal 2010 to identify further efficiencies and opportunities in our operations in the year ahead.

We are proud of our Company's accomplishments and our ability to meet the challenges of the past year. While market conditions remain uncertain until the economic recovery gains traction and people return to work, we are optimistic about our future. We sell a great, quality product that consumers can afford. Our operations are efficient and our managers continue to deliver outstanding service to our expanding customer base. Our balance sheet is strong. And we have demonstrated our commitment to continued growth with our investment in the new North Carolina facility. Above all, our confidence rests in the strength of our people - our board of directors, managers, employees, customers and contract producers who honor their commitment to Sanderson Farms and their responsibility to support our continued success. We close by thanking you, our fellow shareholders, for your investment in Sanderson Farms.

Sincerely,





JOE F. SANDERSON
Chairman and Chief Executive Officer

LAMPKIN BUTTS
President and Chief Operating Officer

Our ability to manage our operations efficiently and respect our environment has placed Sanderson Farms at the top of our industry.


CHEVROLET
Sanderson Farms
MOULTRIE, GA

Responsibility

As we continue to expand our base of operations, we are ever mindful of our responsibility to minimize our impact on the environment. The most important thing we do in this regard is continue our efforts to be the most efficient operator in our industry, and to constantly strive to be even better. Efficient poultry operations use less feed, less energy and fewer resources than less efficient operations. Our corporate culture fosters a focus on every large and small detail of our operations finding ways to improve efficiencies and thereby lessen our impact on the world in which we live. We take extensive precautions throughout each of our locations to ensure our plants and facilities operate in a healthy and environmentally sound manner,



to Environment

and we are constantly evaluating new technologies and processes to help meet this responsibility. One example of this is the innovative approach to sourcing and discharging water through the land application system at our Moultrie, Georgia facility. Once the water is used in our processing plant, it is then screened, carefully tested and sprayed onto fields about seven miles from our plant using a complex arrangement of about 1,100 spray heads, or risers. Our efforts to create a clean, sustainable supply of water have been recognized by our peers as Moultrie Processing received the U.S. Poultry and Egg Association's 2009 Clean Water Award.

Message from the Chief Financial Officer

We are proud to report a strong financial performance for Sanderson Farms in fiscal 2009, especially given the challenging economic environment we and others faced this past year. We continued to pursue a balanced operating strategy that has allowed us to achieve considerable, but manageable, growth and deliver favorable results, regardless of market conditions. At the same time, we have maintained a financial position that ranks among the strongest in our industry and continue to place maintaining a strong balance sheet at the center of every decision we make.

Sanderson Farms had a record top-line performance with $1.789 billion in sales for fiscal 2009. Our cost of sales for the year decreased 5.6 percent compared with a year ago, reflecting lower feed grain costs. For the year, our feed grain costs comprised 47.3 percent of total cost of goods sold, compared with 50.1 percent the prior year. Our average sales price for poultry products during fiscal 2009 was 1.4 percent higher than last year.

Throughout the year, we worked hard to sustain a strong financial position, which we believe provides Sanderson Farms with a distinct competitive advantage in a cyclical industry. At the end of fiscal 2009, our balance sheet reflected $636 million in assets, stockholders' equity of $431 million and net working capital of $163 million. Our strong financial performance during fiscal 2009 allowed us to pay down a significant amount of debt. Our total long-term debt at year-end was $103 million compared with $225 million a year ago, and our total debt-to-capitalization ratio was 18 percent compared with 39 percent at the end of fiscal 2008.

We expect our capital expenditures for fiscal 2010 to be approximately $136.5 million, and to be funded by cash on hand, internally generated working capital, cash flows from operations and, as needed, liquidity provided by our revolving credit facility. Of this total, $107.4 million is for the new Kinston, North Carolina, complex. The Company has a $300 million unsecured revolving line of credit, of which $251.8 million was available at October 31, 2009. Our depreciation and amortization during fiscal 2009 totaled $43.2 million, and we expect approximately $45 million for fiscal 2010.

We announced on October 22, 2009, that our board of directors had authorized the officers to repurchase and retire up to one million shares of Sanderson Farms common stock. We currently have approximately 20.6 million fully diluted shares outstanding and we plan to use our expanded stock repurchase program to offset shares issued through our equity compensation programs. The expansion of our stock repurchase program highlights our board of director's confidence in the future of Sanderson Farms. We believe this program represents a good use of corporate funds while minimizing potential dilution related to our equity compensation programs. We also announced in September that our board had approved an increase in our annual dividend rate to 60 cents per share. This decision also reflects our confidence in the future and our focus on our shareholders.

While we believe market forces will support a favorable balance of supply and demand for our industry over the long-term, we recognize there are still short-term challenges for our industry. The severe economic issues and uncertainties facing our nation will continue to have a significant influence on consumer discretionary spending in fiscal 2010. While we are mindful of these dynamics of our marketplace, our philosophy is to continue to manage Sanderson Farms for the long term. As always, our primary responsibility as a public company is to protect the interests of our shareholders and to reward them for their investment in Sanderson Farms.

Thank you for your continued support.

Sincerely,



Mike Cockrell
Treasurer and Chief Financial Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
for the fiscal year ended October 31, 2009

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
for the transition period from _________ to____________

Commission file number: 1-14977

SANDERSON FARMS, INC.

(Exact name of registrant as specified in its charter)

Mississippi (State or other jurisdiction of incorporation or organization)	64-0615843 (IRS Employer Identification No.)
127 Flynt Road Laurel, Mississippi (Address of principal executive offices)	39443 (Zip Code)

Registrant's telephone number, including area code: (601) 649-4030

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class:	Name of exchange on which registered:
Common stock, $1.00 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant computed by reference to the closing sales price of the common equity in The NASDAQ Stock Market on the last business day of the Registrant's most recently completed second fiscal quarter: $677,469,242.

Number of shares outstanding of the Registrant's common stock as of December 21, 2009: 20,361,493 shares of common stock, $1.00 per share par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement filed or to be filed in connection with its 2010 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

INTRODUCTORY NOTE

Definitions. This Annual Report on Form 10-K is filed by Sanderson Farms, Inc., a Mississippi corporation. Except where the context indicates otherwise, the terms "Registrant," "Company," "Sanderson Farms," "we," "us," or "our" refer to Sanderson Farms, Inc. and its subsidiaries and predecessor organizations. The use of these terms to refer to Sanderson Farms, Inc. and its subsidiaries collectively does not suggest that Sanderson Farms has abandoned their separate identities or the legal protections given to them as separate legal entities. "Fiscal year" means the fiscal year ended October 31, 2009, which is the year for which this Annual Report is filed.

Presentation and Dates of Information. Except for Item 4A herein, the Item numbers and letters appearing in this Annual Report correspond with those used in Securities and Exchange Commission Form 10-K (and, to the extent that it is incorporated into Form 10-K, the letters used in the Commission's Regulation S-K) as effective on the date hereof, which specifies the information required to be included in Annual Reports to the Commission. Item 4A ("Executive Officers of the Registrant") has been included by the Registrant in accordance with General Instruction G(3) of Form 10-K and Instruction 3 of Item 401(b) of Regulation S-K. The information contained in this Annual Report is, unless indicated to be given as of a specified date or for the specified period, given as of the date of this Report, which is December 22, 2009.

PART I

Item 1. Business

(a) GENERAL DEVELOPMENT OF THE REGISTRANT'S BUSINESS

The Registrant was incorporated in Mississippi in 1955, and is a fully-integrated poultry processing company engaged in the production, processing, marketing and distribution of fresh and frozen chicken products. In addition, the Registrant is engaged in the processing, marketing and distribution of prepared chicken through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division).

The Registrant sells ice pack, chill pack, bulk pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors, and casual dining operators principally in the southeastern, southwestern, northeastern and western United States, and to brokers who resell frozen chicken into export markets. During its fiscal year ended October 31, 2009 the Registrant processed 397.0 million chickens, or over 2.426 billion dressed pounds. According to 2009 industry statistics, the Registrant was the 4th largest processor of dressed chickens in the United States based on estimated average weekly processing.

The Registrant's chicken operations presently encompass 7 hatcheries, 6 feed mills and 8 processing plants. The Registrant has contracts with operators of approximately 576 grow-out farms that provide it with sufficient housing capacity for its current operations. The Registrant also has contracts with operators of 180 breeder farms.

The Company's prepared chicken product line includes approximately 75 institutional and consumer packaged partially cooked or marinated chicken items that it sells nationally and regionally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

Since the Registrant completed the initial public offering of its common stock in May 1987, the Registrant has significantly expanded its operations to increase production capacity, product lines and marketing flexibility. Through 1995, this expansion included the expansion of the Registrant's Hammond, Louisiana processing facility, the construction of new waste water facilities at the Hammond, Louisiana and Collins and Hazlehurst, Mississippi processing facilities, the addition of second shifts at the Hammond, Louisiana, Laurel, Hazlehurst, and Collins, Mississippi processing facilities, expansion of freezer and production capacity at its prepared chicken facility in Jackson, Mississippi, the expansion of freezer capacity at its Laurel, Mississippi, Hammond, Louisiana and Collins, Mississippi processing facilities, the addition of deboning capabilities at all of the Registrant's poultry processing facilities, and the construction and start-up of its McComb, Mississippi production and processing facilities, including a hatchery, a feed mill, a processing plant, a waste water treatment facility and a water treatment facility. In addition, since 1987, the Registrant completed the expansion and renovation of the hatchery at its Hazlehurst, Mississippi production facilities.

In 1997, the Registrant began initial operations at a new poultry processing complex in Bryan, Texas. The complex consists of a feed mill, hatchery, processing plant and wastewater treatment facility. This plant has the capacity to process 1.25 million head of chicken per week.

In the fourth quarter of fiscal 2005, the Registrant began initial operations at a new poultry processing complex in southern Georgia. The complex consists of a feed mill, hatchery, processing plant and wastewater treatment facility. This plant has the capacity to process 1.25 million head of chicken per week.

On January 12, 2006, the Company announced that sites in Waco and McLennan County, Texas had been selected for the construction of a new poultry complex, consisting of a processing plant, hatchery and wastewater treatment facility. The processing plant began processing chickens on August 6, 2007, and was originally planned to reach full production of approximately 1.25 million head of chickens per week during the fourth quarter of fiscal 2008. However, because of poor market fundamentals in the second half of calendar 2008, moving the plant to full capacity was delayed until the third quarter of fiscal 2009. The plant is now processing at 100% capacity or 1.25 million head of chicken per week.

On July 23, 2009, the Company announced plans to proceed with the construction and start-up of the Company's Kinston, North Carolina, poultry complex with an expected budget of approximately $121.4 million. Sanderson Farms previously announced plans on April 24, 2008, to invest approximately $126.5 million for construction of a new feed mill, poultry processing plant and a hatchery on separate sites in Kinston and Lenoir County, North Carolina. On June 26, 2008, the Company announced its decision to postpone the project due to market conditions and escalating grain prices. The Kinston facilities will comprise a state-of-the-art poultry complex with the capacity to process 1,250,000 chickens per week for the retail chill pack market. At full capacity, the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat. Construction began during August 2009 and the Company expects initial operation of the new complex to begin during the first quarter of fiscal 2011.

Since 1997, the Company has changed its marketing strategy to move away from the small bird markets serving primarily the fast food markets and to concentrate its production in the retail and big bird deboning markets serving the retail grocery and food service industries. This market shift has resulted in larger average bird weights of the chickens processed by the Company, and has substantially increased the number of pounds processed by the Company. In addition, the Registrant continually evaluates internal and external expansion opportunities to continue its growth in poultry and/or related food products.

Capital expenditures for fiscal 2009 were funded by working capital and borrowings under the Registrant's revolving credit agreement. On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio to 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, expires May 1, 2013. As of October 31, 2009, the Company was in compliance with all covenants and had $251.8 million available to borrow under the revolving credit facility.

(b) FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Not applicable.

(c) NARRATIVE DESCRIPTION OF REGISTRANT'S BUSINESS

General

The Registrant is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and the preparation, processing, marketing and distribution of processed and prepared chicken items.

The Registrant sells chill pack, ice pack, bulk pack and frozen chicken, in whole, cut-up and boneless form, primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators principally in the southeastern, southwestern, northeastern and western United States. During its fiscal year ended October 31, 2009, the Registrant processed approximately 397.0 million chickens, or over 2.426 billion dressed pounds. In addition, the Registrant purchased and further processed 7.1 million pounds of poultry products during fiscal 2009. According to 2009 industry statistics, the Registrant was the 4th largest processor of dressed chicken in the United States based on estimated average weekly processing.

The Registrant conducts its chicken operations through Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division), both of which are wholly-owned subsidiaries of Sanderson Farms, Inc. The production subsidiary, Sanderson Farms, Inc. (Production Division), which has facilities in Laurel, Collins, Hazlehurst and McComb, Mississippi, Bryan, Waco, and Robertson County, Texas and Adel, Georgia, is engaged in the production of chickens to the broiler stage. Sanderson Farms, Inc. (Processing Division), which has facilities in Laurel, Collins, Hazlehurst and McComb, Mississippi, Hammond, Louisiana, Bryan and Waco, Texas and Moultrie, Georgia, is engaged in the processing, sale and distribution of chickens.

The Registrant conducts its prepared chicken business through its wholly-owned subsidiary, Sanderson Farms, Inc. (Foods Division), which has a facility in Jackson, Mississippi. The Foods Division is engaged in the processing, marketing and distribution of approximately 75 prepared chicken items, which it sells nationally and regionally, principally to distributors and national food service accounts.

Products

The Registrant has the ability to produce a wide range of processed chicken products and prepared chicken items that allows it to take advantage of marketing opportunities as they arise.

Processed chicken is first saleable as an ice packed whole chicken. The Registrant adds value to its ice packed whole chickens by removing the giblets, weighing, packaging and labeling the product to specific customer requirements and cutting and deboning the product based on customer specifications. The additional processing steps of giblet removal, close tolerance weighing and cutting increase the value of the product to the customer over whole ice packed chickens by reducing customer handling and cutting labor and capital costs, reducing the shrinkage associated with cutting, and ensuring consistently sized portions.

The Registrant adds additional value to the processed chicken by deep chilling and packaging whole chickens in bags or combinations of fresh chicken parts, including boneless product, in various sized individual trays under the Registrant's brand name, which then may be weighed and pre-priced, based on each customer's needs. This chill pack process increases the value of the product by extending shelf life, reducing customer weighing and packaging labor, and providing the customer with a wide variety of products with uniform, well designed packaging, all of which enhance the customer's ability to merchandise chicken products.

To satisfy some customers' merchandising needs, the Registrant freezes the chicken product, which adds value by meeting the customers' handling, storage, distribution and marketing needs and by permitting shipment of product overseas where transportation time may be as long as 25 days.

The following table sets forth, for the periods indicated, the contribution, as a percentage of net sales dollars, of each of the Registrant's major product lines.

	Fiscal Year Ended October 31,				
	2005	2006	2007	2008	2009
Registrant processed chicken:					
Value added:					
Chill pack	33.6%	31.0%	28.5%	31.2%	31.1%
Fresh bulk pack	44.4	45.1	44.3	46.1	50.3
Frozen	12.4	14.1	17.2	13.7	10.1
Subtotal	90.4	90.2	90.0	91.0	91.5
Non-value added:					
Ice pack	.3	.3	.3	.7	.8
Frozen	.1	.0	.0	.0	.0
Subtotal	.4	.3	.3	.7	.8
Total Company processed chicken	90.8	90.5	90.3	91.7	92.3
Prepared chicken	9.2	9.5	9.7	8.3	7.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Market Segments and Pricing

The three largest market segments in the chicken industry are big bird deboning, chill pack and small birds.

The following table sets forth, for each of the Company's poultry processing plants, the general market segment in which the plant participates, the weekly capacity of each plant at full capacity expressed in number of head processed, and the average industry size of birds processed in the relevant market segment.

Plant Location	Market Segment	Capacity Per Week*	Industry Bird Size
Laurel, Mississippi	Big Bird Deboning	625,000	7.60
Hazlehurst, Mississippi	Big Bird Deboning	625,000	7.60
Hammond, Louisiana	Big Bird Deboning	625,000	7.60
McComb, Mississippi	Chill Pack Retail	1,250,000	5.87
Bryan, Texas	Chill Pack Retail	1,250,000	5.87
Collins, Mississippi	Big Bird Deboning	1,250,000	7.60
Moultrie, Georgia	Chill Pack Retail	1,250,000	5.87
Waco, Texas	Big Bird Deboning	1,250,000	7.60

* At full capacity.

Those plants that target the big bird deboning market grow a relatively large bird. The dark meat from these birds is sold primarily as frozen leg quarters in the export market or as fresh whole legs to further processors. This dark meat is sold primarily at spot commodity prices, which prices exhibit fluctuations typical of commodity markets. The white meat produced by these plants is generally sold as fresh deboned breast meat, chicken tenders and whole or cut wings, and is likewise sold at spot commodity market prices for wings, tenders and boneless breast meat. The Company as of October 31, 2009 had the capacity to process 4.375 million head per week in its big bird deboning plants, and its results are materially impacted by fluctuations in the commodity market prices for leg quarters, boneless breast meat and wings.

The Urner Barry spot market price for leg quarters, boneless breast meat, chicken tenders and whole wings for the past five calendar years is set forth below:


UB MW Leg Quarters, (bulk)
Monthly Average High
0.53
0.49
0.45
0.41
0.37
0.33
0.29
0.25
0.21
0.17
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2009 Urner Barry Publications, Inc. All rights reserved.
Year 2009
Year 2008
Year 2007
Year 2006
Year 2005
Average


UB MW Jumbo Boneless/Skinless Breasts Tender Out (6.5 lbs & up)
Monthly Average High
1.74
1.64
1.54
1.44
1.34
1.24
1.14
1.04
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2009 Urner Barry Publications, Inc. All rights reserved.
Year 2009
Year 2008
Year 2007
Year 2006
Year 2005
Average


UB MW Fresh Line Run Breasts Tenders Clipped
Monthly Average High
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2009 Urner Barry Publications, Inc. All rights reserved.
Year 2009
Year 2008
Year 2007
Year 2006
Year 2005
Average


UB MW Wings
Monthly Average High
1.45
1.35
1.25
1.15
1.05
0.95
0.85
0.75
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2009 Urner Barry Publications, Inc. All rights reserved.
Year 2009
Year 2008
Year 2007
Year 2006
Year 2005
Average

Those plants that target the chill pack retail grocery market grow a medium sized bird and cut and package the product in various sized individual trays to customers' specifications. The trays are weighed and pre-priced primarily for customers to resell through retail grocery outlets. While the Company sells some of its chill pack product under store brand names, most of its chill pack production is sold under the Company's Sanderson Farms® brand name. While the Company has long term contracts (one to three years) with most of its chill pack customers, the pricing of this product is based on a formula that uses the Georgia Dock whole bird price as its base. The Georgia Dock whole bird price is issued each week by the Georgia Department of Agriculture and is based on its survey of prices during the preceding week. The Company as of October 31, 2009 had the capacity to process 3.75 million head per week at its chill pack plants, and its results are materially impacted by fluctuations in the Georgia Dock price.

The Georgia Dock price for whole birds as issued by the Georgia Department of Agriculture for the last five calendar years is set forth below:


Georgia Dock Final Price
Monthly Average High
0.88
0.85
0.82
0.79
0.76
0.73
0.70
0.67
High
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Month
Copyright © 2009 Urner Barry Publications, Inc. All rights reserved.
Year 2009
Year 2008
Year 2007
Year 2006
Year 2005
Average

Those companies with plants dedicated to the small bird market grow and process a relatively small chicken and market the finished product primarily to fast food and food service companies at negotiated flat prices, cost plus formulas or spot market prices. Based on bench marking services used by the industry, this market segment has been the least profitable of the three primary market segments over most of the last ten years. The Company has no product dedicated to the small bird market.

Sales and Marketing

The Registrant's chicken products are sold primarily to retailers (including national and regional supermarket chains and local supermarkets) and distributors located principally in the southeastern, southwestern, northeastern and western United States. The Registrant also sells its chicken products to casual dining operators and to brokers who resell the products outside of the continental United States. This wide range of customers, together with the Registrant's product mix, provides the Registrant with flexibility in responding to changing market conditions in its effort to maximize profits. This flexibility also assists the Registrant in its efforts to reduce its exposure to market volatility, although its ability to do so is limited.

Sales and distribution of the Registrant's chicken products are conducted primarily by sales personnel at the Registrant's general corporate offices in Laurel, Mississippi, by customer service representatives at each of its processing complexes and one prepared chicken plant and through independent food brokers. Each complex has individual on-site distribution centers and uses the Registrant's truck fleet, as well as contract carriers, for distribution of its products.

Generally, the Registrant prices much of its chicken products based upon weekly and daily market prices reported by the Georgia Department of Agriculture and by private firms. Consistent with the industry, the Registrant's profitability is impacted by such market prices, which may fluctuate substantially and exhibit cyclical and seasonal characteristics. The Registrant will adjust base prices depending upon value added, volume, product mix and other factors. While base prices may change weekly and daily, the Registrant's adjustment is generally negotiated from time to time with the Registrant's customers. The Registrant's sales are generally made on an as-ordered basis, and the Registrant maintains few long-term sales contracts with its non-chill pack customers.

From time to time, the Registrant may use television, radio and newspaper advertising, point of purchase material and other marketing techniques to develop consumer awareness of and brand recognition for its Sanderson Farms® products. The Registrant has achieved a high level of public awareness and acceptance of its products. Brand awareness is an important element of the Registrant's marketing philosophy, and it intends to continue brand name merchandising of its products. During calendar 2004, the Company launched an advertising campaign designed to distinguish the Company's fresh chicken products from competitors' products. The campaign noted that the Company's product is a natural product free from salt, water and other additives that some competitors inject into their fresh chicken.

The Registrant's prepared chicken items are sold nationally and regionally, primarily to distributors and national food service accounts. Sales of such products are handled by sales personnel of the Registrant and by independent food brokers. Prepared chicken items are distributed from the Registrant's plant in Jackson, Mississippi, through arrangements with contract carriers.

Production and Facilities

General. The Registrant is a vertically-integrated producer of fresh and frozen chicken products, controlling the production of hatching eggs, hatching, feed manufacturing, growing, processing and packaging of its product lines.

Breeding and Hatching. The Registrant maintains its own breeder flocks for the production of hatching eggs. The Registrant's breeder flocks are acquired as one-day old chicks (known as pullets or cockerels) from primary breeding companies that specialize in the production of genetically designed breeder stock. As of October 31, 2009, the Registrant maintained contracts with 45 pullet farm operators for the grow-out of pullets (growing the pullet to the point at which it is capable of egg production, which takes approximately six months). Thereafter, the mature breeder flocks are transported by Registrant's vehicles to breeder farms that are maintained, as of October 31, 2009, by 135 independent contractors under the Registrant's supervision. Eggs produced by independent contract breeders are transported to Registrant's hatcheries in Registrant's vehicles.

The Registrant owns and operates seven hatcheries located in Mississippi, Texas and Georgia where eggs are incubated, vaccinated and hatched in a process requiring 21 days. The chicks are vaccinated against common poultry diseases and are transported by Registrant's vehicles to independent contract grow-out farms. As of October 31, 2009, the Registrant's hatcheries were capable of producing an aggregate of approximately 8.8 million chicks per week.

Grow-out. The Registrant places its chicks on 576 grow-out farms, as of October 31, 2009, located in Mississippi, Texas and Georgia where broilers are grown to an age of approximately seven to nine weeks. The farms provide the Registrant with sufficient housing capacity for its operations, and are typically family-owned farms operated under contract with the Registrant. The farm owners provide facilities, utilities and labor; the Registrant supplies the day-old chicks, feed and veterinary and technical services. The farm owner is compensated pursuant to an incentive formula designed to promote production cost efficiency.

Historically, the Registrant has been able to accommodate expansion in grow-out facilities through additional contract arrangements with independent growers.

Feed Mills. An important factor in the grow-out of chickens is the rate at which chickens convert feed into body weight. The Registrant purchases on the open market the primary feed ingredients, including corn and soybean meal, which historically have been the largest cost components of the Registrant's total feed costs. The quality and composition of the feed are critical to the conversion rate, and accordingly, the Registrant formulates and produces its own feed. As of October 31, 2009, the Registrant operated 6 feed mills, 4 of which are located in Mississippi, one in Texas and one in Georgia. The Registrant's annual feed requirements for fiscal 2009 were approximately 3,023,556 tons, and it has the capacity to produce approximately 3,713,000 tons of finished feed annually under current configurations.

Feed grains are commodities subject to volatile price changes caused by weather, size of harvest, transportation and storage costs, demand and the agricultural and energy policies of the United States and foreign governments. On October 31, 2009, the Registrant had approximately 2,386,000 bushels of corn storage capacity at its feed mills, which was sufficient to store all of its weekly requirements for corn. Generally, the Registrant purchases its corn and other feed supplies at current prices from suppliers and, to a limited extent, directly from farmers. Feed grains are available from an adequate number of sources. Although the Registrant has not experienced, and does not anticipate problems in securing adequate supplies of feed grains, price fluctuations of feed grains can be expected to have a direct and material effect upon the Registrant's profitability. Although the Registrant attempts to manage the risk from volatile price changes in grain markets by sometimes purchasing grain at current prices for future delivery, it cannot eliminate the potentially adverse effect of grain price increases.

Processing. Once the broilers reach processing weight, they are transported to the Registrant's processing plants. These plants use modern, highly automated equipment to process and package the chickens. The Registrant's McComb, Mississippi processing plant operates two processing lines on a double shift basis and was processing approximately 1,250,000 chickens per week on October 31, 2009. The Registrant's Collins, Mississippi processing plant operates two processing lines on a double shift basis and was processing approximately 1,250,000 chickens per week on October 31, 2009. The Registrant's Bryan, Texas processing plant operates two processing lines on a double shift basis and was processing approximately 1,250,000 chickens per week on October 31, 2009. The Registrant's Laurel and Hazlehurst, Mississippi and Hammond, Louisiana processing plants operate on a double shift basis and were collectively processing approximately 1,875,000 chickens per week on October 31, 2009. The Registrant's Moultrie, Georgia processing plant operates two processing lines on a double shift basis and was processing 1,250,000 chickens per week on October 31, 2009. The Registrant's Waco, Texas processing plant, which began initial operations during the fourth quarter of fiscal 2007, currently is operating two processing lines on a double shift basis and was processing 1,250,000 chickens per week on October 31, 2009. The Registrant also has the capabilities to produce deboned product at each processing facility. At October 31, 2009, the Company deboning facilities were operating on a double shifted basis and have the capacity to produce approximately 8.7 million pounds of big bird boneless breast product and 5.1 million pounds of chill pack boneless breast product each week.

Sanderson Farms, Inc. (Foods Division). The facilities of Sanderson Farms, Inc. (Foods Division) are located in Jackson, Mississippi in a plant with approximately 75,000 square feet of refrigerated manufacturing and storage space. The plant uses highly automated equipment to prepare, process and freeze food items.

Executive Offices; Other Facilities. The Registrant's laboratory and corporate offices are located in Laurel, Mississippi. The office building, completed in February 2006, houses the Company's corporate offices, meeting facilities and computer equipment and constitutes the corporate headquarters. As of October 31, 2009, the Registrant operated 10 automotive maintenance shops which service approximately 695 Registrant over-the-road and farm vehicles. In addition, the Registrant has one child care facility located near its Collins, Mississippi processing plant, serving over 181 children on October 31, 2009.

Quality Control

The Registrant believes that quality control is important to its business and conducts quality control activities throughout all aspects of its operations. The Registrant believes these activities are beneficial to efficient production and in assuring its customers wholesome, high quality products.

From its company owned laboratory in Laurel, Mississippi, the Director of Technical Services supervises the operation of a modern, well-equipped laboratory which, among other things, monitors sanitation at the hatcheries, quality and purity of the Registrant's feed ingredients and feed, the health of the Registrant's breeder flocks and broilers, and conducts microbiological tests of live chickens, facilities and finished products. The Registrant conducts on-site quality control activities at each of the eight processing plants and the prepared chicken plant.

Regulation

The Registrant's facilities and operations are subject to regulation by various federal and state agencies, including, but not limited to, the Federal Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA"), the Environmental Protection Agency, the Occupational Safety and Health Administration and corresponding state agencies. The Registrant's chicken processing plants are subject to continuous on-site inspection by the USDA. The Sanderson Farms, Inc. (Foods Division) prepared chicken plant operates under the USDA's Total Quality Control Program, which is a strict self-inspection plan written in cooperation with and monitored by the USDA. The FDA inspects the production of the Registrant's feed mills.

Compliance with existing regulations has not had a material adverse effect upon the Registrant's earnings or competitive position in the past and is not anticipated to have a materially adverse effect in the future. Management believes that the Registrant is in substantial compliance with existing laws and regulations relating to the operation of its facilities and does not know of any major capital expenditures necessary to comply with such statutes and regulations.

The Registrant takes extensive precautions to ensure that its flocks are healthy and that its processing plants and other facilities operate in a healthy and environmentally sound manner. Events beyond the control of the Registrant, however, such as an outbreak of disease in its flocks or the adoption by governmental agencies of more stringent regulations, could materially and adversely affect its operations.

Competition

The Registrant is subject to significant competition from regional and national firms in all markets in which it competes. Some of the Registrant's competitors have greater financial and marketing resources than the Registrant.

The primary methods of competition are price, product quality, number of products offered, brand awareness and customer service. The Registrant has emphasized product quality and brand awareness through its advertising strategy. See "Business — Sales and Marketing". Although poultry is relatively inexpensive in comparison with other meats, the Registrant competes indirectly with the producers of other meats and fish, since changes in the relative prices of these foods may alter consumer buying patterns.

One customer accounted for more than 10% of consolidated sales for the years ended October 31, 2009 and 2008. No customer accounted for more than 10% of consolidated sales for the year ended October 31, 2007. The Company does not believe the loss of any single customer would have a material adverse effect on the Company because the Comapany could sell poultry earmarked for any single customer at market prices.

Sources of Supply

During fiscal 2009, the Registrant purchased its pullets and cockerels from a major breeder. The Registrant has found the genetic breeds or cross breeds supplied by this company to produce chickens most suitable to the Registrant's purposes. The Registrant has no written contracts with this breeder for the supply of breeder stock. Other sources of breeder stock are available, and the Registrant continually evaluates these sources of supply.

Should breeder stock from its present suppliers not be available for any reason, the Registrant believes that it could obtain adequate breeder stock from other suppliers.

Other major raw materials used by the Registrant include feed grains and other feed ingredients, cooking ingredients and packaging materials. The Registrant purchases these materials from a number of vendors and believes that its sources of supply are adequate for its present needs. The Registrant does not anticipate any difficulty in obtaining these materials in the future.

Seasonality

The demand for the Registrant's chicken products generally is greatest during the spring and summer months and lowest during the winter months.

Trademarks

The Registrant has registered with the United States Patent and Trademark Office the trademark Sanderson Farms®, which it uses in connection with the distribution of its prepared foods, frozen entree products and premium grade chill pack products. The Registrant considers the protection of this trademark to be important to its marketing efforts due to consumer awareness of and loyalty to the Sanderson Farms® label. The Registrant also has registered with the United States Patent and Trademark Office seven other trademarks that are used in connection with the distribution of chicken and other products and for other competitive purposes.

The Registrant, over the years, has developed important non-public proprietary information regarding product related matters. While the Registrant has internal safeguards and procedures to protect the confidentiality of such information, it does not generally seek patent protection for its technology.

Employee and Labor Relations

As of October 31, 2009, the Registrant had 9,965 employees, including 1,106 salaried and 8,859 hourly employees. A collective bargaining agreement with the United Food and Commercial Workers International Union covering 503 hourly employees who work at the Registrant's processing plant in Hammond, Louisiana expires on December 1, 2010. This collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hammond plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 478 hourly employees who work at the Registrant's processing plant in Hazlehurst, Mississippi was renegotiated and signed effective January 1, 2009 and has an expiration date of December 31, 2011. The current collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Hazlehurst plant.

A collective bargaining agreement with the Laborers' International Union of North America, Professional Employees Local Union #693, AFL-CIO, covering 988 hourly employees who work at the Registrant's processing plant in Collins, Mississippi was renegotiated and signed effective January 11, 2007 and has a termination date of January 10, 2010. Under the terms of the contract, the Company has elected to renew the contract for another year through January 10, 2011. The current collective bargaining agreement has a grievance procedure and no strike-no lockout clauses that should assist in maintaining stable labor relations at the Collins plant.

On June 9, 1999, the production, maintenance and clean-up employees at the Company's Bryan, Texas poultry processing facility voted to be represented by the United Food and Commercial Workers Union Local #408, AFL-CIO. A collective bargaining agreement covering 1,435 employees was renegotiated effective January 1, 2009, with an expiration date of December 31, 2011. The collective bargaining agreement has a grievance procedure and no strike-no lockout clause that should assist in maintaining stable labor relations at the Bryan, Texas processing facility.

On November 30, 2001, live haul drivers at the Company's McComb, Mississippi production division voted to be represented by United Food and Commercial Workers' Union Local #1529 AFL-CIO in collective bargaining. A collective bargaining agreement was reached with an expiration date of December 31, 2006. That agreement was renegotiated and signed effective January 1, 2007, and has an expiration date of December 31, 2009. A new contract is currently being negotiated. The union demonstrated during 2004 by signed authorization cards that it had also been chosen as the bargaining representative of the loader-operators, and at their request loader operators were included in the bargaining unit with the live-haul drivers, making the total number of employees covered 57.

On September 13, 2001, production, maintenance and truck driver employees at the Company's McComb, Mississippi Feed Mill facility voted to be represented in collective bargaining by United Food and Commercial Workers' Union Local #1529 AFL-CIO. The last collective bargaining agreement expired December 31, 2007. Before the expiration of the agreement, and prior to a new agreement being negotiated, the Company was notified that the Union no longer represented a majority of the bargaining union employees. Accordingly, the Company has withdrawn recognition of the union, but agreed to honor the agreement through its expiration. The Union filed an unfair labor practice charge challenging the withdrawal; however, General Council of the National Labor Relations Board, after investigation, chose not to issue a complaint.

(d) FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

All of the Company's operations are domiciled in the United States. All of the products sold to the Company's customers for the Company's fiscal years 2009, 2008 and 2007 were produced in the United States and all long-lived assets of the Company are domiciled in the United States.

The Company sells certain of its products either directly to foreign markets or to U.S. based customers who resell the product in foreign markets. These foreign markets are primarily Russia, Eastern Europe, China, Mexico and the Caribbean. These export sales for fiscal years 2009, 2008 and 2007 totaled approximately $177.3 million, $232.9 million and $164.4 million, respectively. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff.

(e) AVAILABLE INFORMATION

Our address on the World Wide Web is http://www.sandersonfarms.com. The information on our web site is not a part of this document. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and all amendments to those reports and the Company's corporate code of conduct are available, free of charge, through our web site as soon as reasonably practicable after they are filed with the SEC. Information concerning corporate governance matters is also available on the website.

Item 1A. Risk Factors

Before making an investment in our common stock, investors should consider carefully the following risks.

Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients and chicken.

Profitability in the poultry industry is materially affected by the commodity prices of feed ingredients, chicken and alternative proteins. These prices are determined by supply and demand factors and supply and demand factors with respect to feed ingredients, chicken and alternative proteins may not correlate. For example, grain prices during 2009 were relatively high while prices for chicken products did not increase proportionately. As a result, the poultry industry is subject to wide fluctuations that are called cycles. Typically we do well when chicken prices are high and feed prices are low. We do less well, and sometimes have losses, when chicken prices are low and feed prices are high. It is very difficult to predict when these cycles will occur. All we can safely predict is that they do and will occur.

Various factors can affect the supply of corn and soybean meal, which are the primary ingredients of the feed we use. In particular, global weather patterns, the global level of supply inventories and demand for feed ingredients, currency fluctuations and the agricultural and energy policies of the United States and foreign governments all affect the supply of feed ingredients. Weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry's and our ability to obtain feed ingredients, grow chickens or deliver products. More recently, demand for corn from ethanol producers has resulted in sharply higher costs for corn and other grains. Increases in the prices of feed ingredients will result in increases in raw material costs and operating costs. Because our chicken prices are related to the commodity prices of chickens, we typically are not able to increase our product prices to offset these increased grain costs. We periodically enter into contracts to purchase feed ingredients at current prices for future delivery to manage our feed ingredient costs. This practice reduces but does not eliminate the risk of increased operating costs from commodity price increases.

Prepared chicken and poultry inventories, and inventories of feed, eggs, medication, packaging supplies and live chickens, are stated on our balance sheet at the lower of cost (first-in, first-out method) or market. Our cost of sales is calculated during a period by adding the value of our inventories at the beginning of the period to the cost of growing, processing and distributing products produced during the period and subtracting the value of our inventories at the end of the period. If the market prices of our inventories are below the accumulated cost of those inventories at the end of a period, we would record adjustments to write down the carrying value of the inventory from cost to market value. These write-downs would directly increase our cost of sales by the amount of the write-downs. This risk is greatest when the costs of feed ingredients are high and the market value for finished poultry products is declining. Any adjustments that we make could be material, and could materially adversely affect our financial condition and results of operations.

Outbreaks of avian disease, such as avian influenza, or the perception that outbreaks may occur, can significantly restrict our ability to conduct our operations.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally sound manner. Nevertheless, events beyond our control, such as the outbreak of avian disease, even if it does not affect our flocks, could significantly restrict our ability to conduct our operations or our sales. An outbreak of disease could result in governmental restrictions on the import and export of fresh and frozen chicken, including our fresh and frozen chicken products, or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, reputation and prospects. In addition, world wide fears about avian disease, such as avian influenza, have, in the past, depressed demand for fresh chicken, which adversely impacted our sales.

In recent years there has been substantial publicity regarding a highly pathogenic Asian strain of avian influenza, or AI, known as H5N1, which has affected Asia since 2002 and which has been found in Europe, the Middle East and Africa. It is widely believed that this strain of AI is spread by migratory birds, such as ducks and geese. There have also been some cases where this strain of AI is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although the highly pathogenic Asian strain of AI has not been identified in North America, there have been outbreaks of both low and high pathogenic strains of avian influenza in North America, including in the U.S. in 2002 and 2004 and in Mexico in previous years, including 2005. In addition, low pathogenic strains of the AI virus were detected in wild birds in the United States in 2006. Although these outbreaks have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that associated with the highly pathogenic Asian strain, they have nevertheless impacted our sales. Accordingly, even if the Asian strain does not spread to North America, we cannot assure you that it will not materially adversely affect domestic or international demand for poultry produced in North America, and, if it were to spread to North America we cannot assure you that it would not significantly affect our operations or the demand for our products, in each case in a manner having a material adverse effect on our business, reputation or prospects.

A decrease in demand for our products in the export markets could materially and adversely affect our results of operations.

We export frozen chicken products to Russia and other former Soviet countries, China and Mexico, among other countries. Any disruption to the export markets, such as trade embargos, import bans or quotas could materially impact our sales or create an over supply of chicken in the United States. This, in turn, could cause domestic poultry prices to decline. Any quotas or bans in the future could materially and adversely affect our sales and our results of operations.

Competition in the poultry industry with other poultry companies, especially companies with greater resources, may make us unable to compete successfully in this industry, which could adversely affect our business.

The poultry industry is highly competitive. Some of our competitors have greater financial and marketing resources than we have.

In general, the competitive factors in the U.S. poultry industry include:

- price;
- product quality;
- brand identification;
- breadth of product line and
- customer service.

Competitive factors vary by major markets. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail grocery market, we believe that competition is based on product quality, brand awareness, price and customer service. Our success depends in part on our ability to manage costs and be efficient in the highly competitive poultry industry.

The loss of our major customers could have a material adverse effect on our results of operations.

Our sales to our top ten customers represented approximately 45.5% of our net sales during the 2009 fiscal year. Our non-chill pack customers, with whom we generally do not have long-term contracts, could significantly reduce or cease their purchases from us with little or no advance notice, which could materially and adversely affect our sales and results of operations.

We must identify changing consumer preferences and develop and offer food products to meet their preferences.

Consumer preferences evolve over time and the success of our food products depends on our ability to identify the tastes and dietary habits of consumers and to offer products that appeal to their preferences. We introduce new products and improved products from time to time and incur significant development and marketing cost. If our products fail to meet consumer preference, then our strategy to grow sales and profits with new products will be less successful.

Inclement weather, such as excessive heat or storms, could hurt our flocks, which could in turn have a material adverse affect on our results of operations.

Extreme weather in the Gulf South region where we operate, such as excessive heat, hurricanes or other storms, could impair the health or growth of our flocks or interfere with our hatching, production or shipping operations due to power outages, fuel shortages, damage to infrastructure, or disruption of shipping channels, among other things. Any of these factors could materially and adversely affect our results of operations.

We rely heavily on the services of key personnel.

We depend substantially on the leadership of a small number of executive officers and other key employees. We have employment agreements with only three of these persons (our Chairman of the Board and Chief Executive Officer, our President and Chief Operating Officer, and our Treasurer and Chief Financial Officer), and those with whom we have no agreement would not be bound by non-competition agreements or non-solicitation agreements if they were to leave us. The loss of the services of these persons could have a material adverse effect on our business, results of operations and financial condition.

We depend on the availability of, and good relations with, our employees and contract growers.

We have approximately 9,965 total employees, 34.7% of which are covered by collective bargaining agreements. In addition, we contract with over 750 independent farms in Mississippi, Texas and Georgia for the grow-out of our breeder and broiler stock and the production of broiler eggs. Our operations depend on the availability of labor and contract growers and maintaining good relations with these persons and with labor unions. If we fail to maintain good relations with our employees or with the unions, we may experience labor strikes or work stoppages. If we do not attract and maintain contracts with our growers, our production operations could be negatively impacted.

Immigration legislation and enforcement may affect our ability to hire hourly workers.

Immigration reform continues to attract significant attention in the public arena and the United States Congress. If new immigration legislation is enacted at the federal level or in states in which we do business, such legislation may contain provisions that could make it more difficult or costly for us to hire United States citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Also, despite our past and continuing efforts to hire only United States citizens and /or persons legally authorized to work in the United States, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business.

If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease-producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling by our customers, consumers or third parties after we have shipped the products. We control these risks through careful processing and testing of our finished product, but we cannot entirely eliminate them. We have little, if any, control over proper handling once the product has been shipped. Nevertheless, contamination that results from improper handling by our customers, consumers or third parties, or tampering with our products by those persons, may be blamed on us. Any publicity regarding product contamination or resulting illness or death could adversely affect us even if we did not cause the contamination and could have a material adverse effect on our business, reputation and future prospects. We could be required to recall our products if they are contaminated or damaged and product liability claims could be asserted against us.

We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability and recall insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive and difficult to obtain. We cannot assure you that we can maintain on reasonable terms sufficient coverage to protect us against losses due to any of these events.

We would be adversely affected if we expand our business by acquiring other businesses or by building new processing plants, but fail to successfully integrate the acquired business or run a new plant efficiently.

We regularly evaluate expansion opportunities such as acquiring other businesses or building new processing plants. Significant expansion involves risks such as additional debt, integrating the acquired business or new plant into our operations and attracting and retaining growers. In evaluating expansion opportunities, we carefully consider the effect that financing the opportunity will have on our financial condition. Successful expansion depends on our ability to integrate the acquired business or efficiently run the new plant. If we are unable to do this, expansion could adversely affect our operations, financial results and prospects.

Governmental regulation is a constant factor affecting our business.

The poultry industry is subject to federal, state, local and foreign governmental regulation relating to the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food products. Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future. Our failure to comply with applicable laws and regulations could subject us to administrative penalties and civil remedies, including fines, injunctions and recalls of our products. Our operations are also subject to extensive and increasingly stringent regulations administered by the Environmental Protection Agency, which pertain to the discharge of materials into the environment and the handling and disposition of wastes. Failure to comply with these regulations can have serious consequences, including civil and administrative penalties and negative publicity.

Our stock price may be volatile.

The market price of our common stock could be subject to wide fluctuations in response to factors such as the following, many of which are beyond our control:

- market cyclicality and fluctuations in the price of feed grains and chicken products, as described above;
- quarterly variations in our operating results, or results that vary from the expectations of securities analysts and investors;
- changes in investor perceptions of the poultry industry in general, including our competitors; and
- general economic and competitive conditions.

In addition, purchases or sales of large quantities of our stock could have an unusual effect on our market price.

Anti-takeover provisions in our charter and by-laws may make it difficult for anyone to acquire us without approval of our board of directors.

Our articles of incorporation and by-laws contain provisions designed to discourage attempts to acquire control of our company without the approval of our board of directors. These provisions include a classified board of directors, advance notification requirements for stockholders to nominate persons for election to the board and to make stockholder proposals and special stockholder voting requirements. These measures may discourage offers to acquire us and may permit our board of directors to choose not to entertain offers to purchase us, even offers that are at a substantial premium to the market price of our stock. Our stockholders may therefore be deprived of opportunities to profit from a sale of control of our company.

Deteriorating national or global economic conditions could negatively impact our business.

Our business may be adversely affected by deteriorating national or global economic conditions, including rising inflation, unfavorable currency exchange rates and interest rates, the lack of availability of credit on reasonable terms, changes in consumer spending rates and habits, and a tight energy supply and rising energy costs. With respect to changes in government policy, our business could be negatively impacted if efforts and initiatives of the governments of the United States and other countries to manage and stimulate the economy fail or result in worsening economic conditions. Deteriorating economic conditions could negatively impact consumer demand for protein generally or our products specifically, consumers' ability to afford our products, or consumer habits with respect to how they spend their food dollars.

The recent disruptions in credit and other financial markets caused by deteriorating national and international economic conditions could, among other things, make it more difficult for us, our customers or our growers or prospective growers to obtain financing and credit on reasonable terms, cause lenders to change their practice with respect to the industry generally or our company specifically in terms of granting credit extensions and terms, impair the financial condition of our customers, suppliers or growers making it difficult for them to meet their obligations and supply raw material, or impair the financial condition of our insurers, making it difficult or impossible for them to meet their obligations to us.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The Registrant's principal properties are as follows:

Use	Location (City, State)
Poultry complex, including poultry processing plant, hatchery and feedmill	Laurel, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill	McComb, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill	Hazlehurst and Gallman, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill	Bryan and Robertson Counties, Texas
Poultry complex, including poultry processing plant, hatchery and feedmill	Moultrie and Adel, Georgia
Poultry complex, including poultry processing plant and hatchery	Waco and McLennan County, Texas
Poultry processing plant	Hammond, Louisiana
Poultry processing plant, hatchery, child care facility and feedmill	Collins, Mississippi
Poultry complex, including poultry processing plant, hatchery and feedmill under construction	Kinston and Lenoir Counties, North Carolina
Prepared food plant	Jackson, Mississippi
Corporate general offices and technical laboratory	Laurel, Mississippi

The Registrant owns substantially all of its major operating facilities with the following exceptions: one processing plant and feed mill complex is leased on an annual renewal basis through 2063 with an option to purchase at a nominal amount at the end of the lease term. One processing plant complex is leased under four leases, which are renewable annually through 2061, 2063, 2075 and 2073, respectively. Certain infrastructure improvements associated with a processing plant are leased under a lease that expires in 2012 and is thereafter renewable annually through 2091. All of the foregoing leases are capital leases.

There are no material encumbrances on the major operating facilities owned by the Registrant, except that the plant of Sanderson Farms, Inc. (Foods Division) is encumbered by a mortgage which collateralizes a note with an outstanding principal balance of $31,000 on October 31, 2009, which bears interest at the rate of 5.0% and payable per annum. The last principal and interest installment on this loan was paid on November 11, 2009. In addition, under the terms of the Company's revolving credit agreement, the Registrant may not pledge any additional assets as collateral other than fixed assets not to exceed $5.0 million at any one time.

Management believes that the Company's facilities are suitable for its current purposes, and believes that current renovations and expansions will enhance present operations and allow for future internal growth.

Item 3. Legal Proceedings

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations in these legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Registrant's security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the Fiscal Year.

Item 4A. Executive Officers of the Registrant.

Name	Age	Office	Executive Officer Since
Joe F. Sanderson, Jr.	**62**	Chairman of the Board of Directors and Chief Executive Officer	1984 (1)
Lampkin Butts	**58**	President and Chief Operating Officer, Director	1996 (2)
D. Michael Cockrell	**52**	Treasurer and Chief Financial Officer, Director	1993 (3)
James A. Grimes...................	**61**	Secretary and Chief Accounting Officer	1993 (4)

(1) Joe F. Sanderson, Jr. has served as Chief Executive Officer of the Registrant since November 1, 1989, and as Chairman of the Board since January 8, 1998. Mr. Sanderson served as President from November 1, 1989, to October 21, 2004. From January 1984 to November 1989, Mr. Sanderson served as Vice-President, Processing and Marketing of the Registrant.

(2) Lampkin Butts was elected President and Chief Operating Officer of the Registrant effective October 21, 2004. From November 1, 1996 to October 21, 2004, Mr. Butts served as Vice President — Sales and was elected to the Board of Directors on February 19, 1998. Prior to that time, Mr. Butts served the Registrant in various capacities since 1973.

(3) D. Michael Cockrell became Treasurer and Chief Financial Officer of the Registrant effective November 1, 1993, and was elected to the Board of Directors on February 19, 1998. Prior to that time, for more than five years, Mr. Cockrell was a member and shareholder of the Jackson, Mississippi law firm of Wise Carter Child & Caraway, Professional Association.

(4) James A. Grimes became Secretary of the Registrant effective November 1, 1993. Mr. Grimes also serves as Chief Accounting Officer, which position he has held since 1985.

The Company entered into employment agreements with Messrs. Sanderson, Butts and Cockrell dated as of September 15, 2009. The term of the agreements ends when the officer's employment terminates under the provisions of the agreement. The agreements provide for severance payments to be paid to the officers if their employment is terminated in certain circumstances, as well as provisions prohibiting them from engaging in certain competitive activity with the Company during their employment and for the two years after their employment with the Company terminates for any reason other than poor performance.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock is traded on the The NASDAQ Stock Market LLC under the symbol SAFM.

The number of stockholders of record as of November 30, 2009 was 3,135.

The following table shows quarterly cash dividends and quarterly high and low sales prices for the common stock for the past two fiscal years. NASDAQ quotations are based on actual sales prices.

Fiscal Year 2009	Stock Price High	Stock Price Low	Dividends
First Quarter	$38.24	$21.65	$.14
Second Quarter	$42.00	$27.44	$.14
Third Quarter	$48.53	$38.59	$.14
Fourth Quarter	$42.75	$36.39	$.15

Fiscal Year 2008	Stock Price High	Stock Price Low	Dividends
First Quarter	$34.19	$29.97	$.14
Second Quarter	$41.94	$32.83	$.14
Third Quarter	$50.00	$33.03	$.14
Fourth Quarter	$43.76	$27.49	$.14

On December 18, 2009 the closing sales price for the common stock was $41.56 per share.

During its fourth fiscal quarter, the Company repurchased shares of its common stock as follows:

Period	(a) Total Number of Shares Purchased[1]	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[2]
Aug. 1, 2009 — Aug. 31, 2009	0	$ 00.00	0	213,282
Sept. 1, 2009 — Sept. 30, 2009	1,244	$ 37.64	1,244	212,038
Oct. 1, 2009 — Oct. 31, 2009	0	$ 00.00	0	987,038
Total	1,244	$ 37.64	1,244	987,038

1 All purchases were made pursuant to the Company's Stock Incentive Plan under which participants may satisfy tax withholding obligations incurred upon the vesting of restricted stock by requesting the Company to withhold shares with a value equal to the amount of the withholding obligation.

2 On October 22, 2009, the Company announced that its Board of Directors expanded its stock repurchase program to cover the repurchase of up to 1 million shares. The Company had previously announced on April 28, 2008 that its Board of Directors had authorized the repurchase of up to 225,000 shares over a period of four years from that date. Under the stock repurchase program, shares may be purchased from time to time at prevailing prices in open market transactions or in negotiated purchases, subject to market conditions, share price and other considerations. The Company has repurchased 12,962 shares as of October 31, 2009 under the authorized stock repurchase program.

Item 6. Selected Financial Data.

	Year Ended October 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Net sales	$ 1,789,508	$ 1,723,583	$ 1,474,844	$ 1,047,930	$ 1,053,192
Operating income (loss)	136,610	(65,663)	125,393	(26,816)	113,484
Net income (loss)	82,319	(43,129)	78,833	(11,501)	70,638
Basic earnings (loss) per share	4.05	(2.13)	3.91	(.57)	3.53
Diluted earnings (loss) per share	3.99	(2.13)	3.88	(.57)	3.51
Working capital	162,663	188,779	128,049	112,883	107,631
Total assets	636,176	681,158	600,373	485,067	445,791
Long-term debt, less current maturities	103,123	225,322	96,623	77,078	6,511
Stockholders' equity	430,708	353,967	404,546	328,340	345,653
Cash dividends declared per share	$ .57	$ .56	.50	$ .48	$ .42

Various factors affecting the comparability of the information included in the table above are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE PERFORMANCE

This Annual Report, and other periodic reports filed by the Company under the Securities Exchange Act of 1934, and other written or oral statements made by it or on its behalf, may include forward-looking statements, which are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for the Company's finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers, and the ability of the end user or consumer to afford protein.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which the Company or other companies in the poultry industry ship product, and other changes that might limit the Company's or the industry's access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to the Company and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions.

(6) Changes in and effects of competition, which is significant in all markets in which the Company competes, and the effectiveness of marketing and advertising programs. The Company competes with regional and national firms, some of which have greater financial and marketing resources than the Company.

(7) Changes in accounting policies and practices adopted voluntarily by the Company or required to be adopted by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of the Company's poultry products.

(9) Changes in the availability and cost of labor and growers.

Readers are cautioned not to place undue reliance on forward-looking statements made by or on behalf of Sanderson Farms. Each such statement speaks only as of the day it was made. The Company undertakes no obligation to update or to revise any forward-looking statements. The factors described above cannot be controlled by the Company. When used in this annual report, the words "believes", "estimates", "plans", "expects", "should", "outlook", and "anticipates" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.

GENERAL

The Company's poultry operations are integrated through its control of all functions relative to the production of its chicken products, including hatching egg production, hatching, feed manufacturing, raising chickens to marketable age ("grow-out"), processing and marketing. Consistent with the poultry industry, the Company's profitability is substantially impacted by the market price for its finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets. Other costs, excluding feed grains, related to the profitability of the Company's poultry operations, including hatching egg production, hatching, growing, and processing cost, are responsive to efficient cost containment programs and management practices. Over the past three fiscal years, these other normal production costs have averaged approximately 54.2% of the Company's total normal production costs.

The Company believes that value-added products are subject to less price volatility and generate higher, more consistent profit margin than whole chickens ice packed and shipped in bulk form. To reduce its exposure to market cyclicality that has historically characterized commodity chicken market prices, the Company has increasingly concentrated on the production and marketing of value-added product lines with emphasis on product quality, customer service, and brand recognition. The Company adds value to its poultry products by performing one or more processing steps beyond the stage where the whole chicken is first saleable as a finished product, such as cutting, deep chilling, packaging and labeling the product. The Company believes that one of its major strengths is its ability to change its product mix to meet customer demands.

The Company's prepared chicken product line includes approximately 75 institutional and consumer packaged chicken items that it sells nationally, primarily to distributors and food service establishments. A majority of the prepared chicken items are made to the specifications of food service users.

Poultry prices per pound, as measured by the Georgia Dock price, fluctuated during the three years ended October 31 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2009				
High	$ .8725	$ .8725	$ .8900*	$ .8800
Low	$ .8675	$ .8550	$ .8600	$ .8250*
Fiscal 2008				
High	$ .7850	$ .8200	$ .8875	$ .8875*
Low	$ .7675*	$ .7800	$ .8250	$ .8750
Fiscal 2007				
High	$ .7200	$ .7850	$ .8125	$ .8175*
Low	$ .6900*	$ .7250	$ .7875	$ .7900

* Year High/Low

On January 12, 2006, the Company announced that sites in Waco and McLennan County, Texas had been selected for the construction of a new poultry complex, consisting of a processing plant, hatchery and wastewater treatment facility. The processing plant began processing chickens on August 6, 2007, and was originally planned to reach full production of approximately 1,250,000 head of chickens per week during the fourth quarter of fiscal 2008. However, because of poor market fundamentals in the second half of calendar 2008, moving the plant to full capacity was delayed until the third quarter of fiscal 2009. The processing plant reached full capacity of 1,250,000 chickens per week during the third quarter of fiscal 2009.

On July 23, 2009, the Company announced plans to proceed with the construction and start-up of the Company's Kinston, North Carolina poultry complex with an expected budget of approximately $121.4 million. Sanderson Farms previously announced plans on April 24, 2008 to invest approximately $126.5 million for construction of a new feed mill, poultry processing plant and hatchery on separate sites in Kinston and Lenoir County, North Carolina. On June 26, 2008, the Company announced its decision to postpone the project due to market conditions and escalating grain prices. The Kinston facilities will comprise a state-of-the art complex with the capacity to process 1,250,000 chickens per week for the retail chill pack market. At full capacity, the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat. Construction began during August 2009 and the Company expects initial operation of the new complex to begin during the first quarter of fiscal 2011.

On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio of 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, will expire on May 1, 2013. At October 31, 2009 the Company had borrowed $40.0 million under the revolving credit facility and had outstanding letters of credit of $8.2 million leaving $251.8 million available under the revolving credit facility at the end of fiscal 2009.

On October 9, 2008, the Company announced that it filed a Form S-3 "shelf" registration statement with the Securities and Exchange Commission to register for possible future sale shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.

EXECUTIVE OVERVIEW OF RESULTS — 2009

During fiscal 2009, the Company's margin improved as compared to fiscal 2008 as a result of significantly lower cost of corn and an overall improvement in market prices for poultry products. During fiscal 2009, the Company's cost of feed grains were approximately $120.8 million lower than during fiscal 2008 and were 47.3% of cost of sales of poultry products during fiscal 2009 as compared to 50.1% of cost of sales of poultry products during fiscal 2008. Although the cost of corn has declined from the historically high prices reached during the summer of 2008, both corn and soybean meal market prices remain volatile and high. If the Company had priced all of its remaining needs for corn and soybean meal for fiscal 2010 at December 7, 2009 market prices, feed grain costs would be approximately $37.4 million higher during fiscal 2010 as compared to fiscal 2009. The improvement in the overall market prices for poultry products during fiscal 2009 resulted more from a tightening of the supply of poultry products than an improvement in demand from consumers. While demand for fresh chicken in retail grocery stores was relatively strong during fiscal 2009, demand from some food service customers has been weak. The Company expects demand for chicken products to continue to be a challenge for the industry into fiscal 2010 and until overall economic conditions in the United States and traffic in restaurants improve.

RESULTS OF OPERATIONS — 2009

Net sales during fiscal 2009 were $1,789.5 million as compared to $1,723.6 million during fiscal 2008, an increase of $65.9 million or 3.8%. Net sales of poultry products during fiscal 2009 and fiscal 2008 were $1,656.6 million and $1,588.6 million, respectively. The increase of $68.0 million or 4.3% in net sales of poultry products during fiscal 2009 as compared to fiscal 2008 resulted from an increase in the pounds of poultry products sold of 2.8% and an increase in the Company's average sales price of poultry products of 1.4%. During fiscal 2009, the Company implemented a planned reduction in pounds of poultry produced in response to weak demand from food service customers. The effect of this reduction was offset by additional pounds of poultry products produced at the Company's new poultry complex in Waco, Texas and a reduction in processed inventories. The new Waco complex began initial operations in the fourth quarter of fiscal 2007 and reached full capacity during the third quarter of fiscal 2009. Overall, market prices for poultry products improved during fiscal 2009 as compared to fiscal 2008. A simple average of the Georgia dock prices for whole birds increased by 4.0% during fiscal 2009 as compared to fiscal 2008. Market prices for jumbo wings and tenders during fiscal 2009 as compared to fiscal 2008 were significantly higher increasing 40.7% and 15.8%, respectively. However, market prices for bulk leg quarters and boneless breast meat decreased 19.2% and 1.0%, respectively, during fiscal 2009 as compared to fiscal 2008. Net sales of prepared chicken products during fiscal 2009 were $132.9 million as compared to $134.9 million during fiscal 2008, a decrease of $2.0 million or 1.5%. The decrease in net sales of prepared chicken products resulted from a decrease in the pounds of prepared chicken products sold of 5.6% and an increase in the average sales price of prepared chicken products sold of 4.3% during fiscal 2009 as compared to fiscal 2008. The Company made changes at the prepared chicken plant to increase that facility's capacity to produce individually frozen poultry products and cooked poultry products in fiscal 2008.

During fiscal 2009 cost of sales were $1,589.2 million as compared to $1,683.7 million during fiscal 2008, a decrease of $94.4 million or 5.6%. Cost of sales of poultry products sold during fiscal 2009 and fiscal 2008 were $1,471.9 million and $1,559.3 million, respectively, a decrease of $87.3 million or 5.6%. As illustrated in the table below, the decrease in the cost of sales of poultry products sold resulted primarily from lower feed costs in broiler flocks sold, offset by the additional pounds of poultry products sold of 2.8%.

Poultry Cost of Sales
(In thousands, except percentages and per pound data)

	2009		2008		Incr/(Decr)		% Incr/(Decr)	
Description	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd
Feed in broiler flocks sold.....	$ 695,770	$ 0.2835	$ 781,031	$0.3272	$(85,261)	$(0.0437)	(10.92)%	(13.35)%
All other cost of sales...........	$ 776,136	$ 0.3162	$ 778,225	$0.3260	$ (2,089)	$(0.0098)	(0.27)%	(3.00)%
Total poultry cost of sales.....	$ 1,471,906	$ 0.5997	$ 1,559,256	$0.6532	$(87,350)	$(0.0535)	(5.60)%	(8.19)%
Poultry Pounds Sold.............	2,454,344		2,387,164					

A simple average of the Company's cost of corn and soybean meal purchased by the Company during fiscal 2009 as compared to fiscal 2008 reflected decreases of 22.4% and 0.6%, respectively. Excluding feed in broiler flocks sold, all other costs of sales decreased $2.1 million and is reflective of the increase in pounds of poultry products sold of 2.8% offset by lower freight costs and improved efficiencies at the Company's new complex in Waco, Texas which was operating closer to capacity during fiscal 2009 than during fiscal 2008. These other costs of sales of poultry products include labor, contract grower pay, packaging and freight, among other costs. Costs of sales of the Company's prepared chicken products were $117.3 million as compared to $124.4 million during fiscal 2008, a decrease of $7.1 million, or 5.7%, due primarily to the decrease in the pounds of prepared chicken products sold of 5.6%.

Selling, general and administrative costs during fiscal 2009 and fiscal 2008 were $63.7 million and $53.6 million, respectively. The increase of $10.1 million resulted from contributions of $6.0 million to the Company's Employee Stock Ownership Plan ("ESOP") , $4.4 million expensed for the Company's incentive award program ("IAP") and $2.7 million additional amortization related to restricted stock grants awarded during and prior to fiscal 2009. Contributions to the Company's ESOP and IAP are contingent upon the Company's profitability and, therefore, no expense was incurred during fiscal 2008 for these plans. These additional costs were partially offset by a planned decrease in advertising expenditures during fiscal 2009 as compared to fiscal 2008 of $3.3 million. Advertising expenditures during fiscal 2009 and fiscal 2008 were $591,000 and $3,900,000, respectively.

On October 31, 2008, the Company recorded a charge of $35.0 million to lower the value of live broiler inventories on hand from cost to estimated market value because the estimated market price for products to be produced from those live chickens when sold was below the estimated cost to grow, process and distribute those chickens. As of October 31, 2009 market fundamentals had improved such that the estimated market prices of the products to be produced from the Company's live broiler inventories were higher than the estimated cost to grow, process and distribute those chickens and, accordingly, the Company recorded its live broiler inventories on October 31, 2009 at cost. The $35.0 million adjustment to live broiler inventories on October 31, 2008 effectively absorbed into fiscal 2008 a portion of the costs to grow, process and distribute chicken that were incurred and would have otherwise been recognized in fiscal 2009.

During September and October of 2008 market prices for products sold to some export markets declined significantly due to the world economic environment and the resulting tightening of the credit markets. The Company's processed inventory at October 31, 2008 included approximately 71.2 million pounds of leg quarters and paws awaiting shipment into the export markets. These products were appropriately valued at October 31, 2008 at the lower of cost or market value, resulting in a charge before income taxes of $13.1 million. Market fundamentals at October 31, 2009 were much improved, and accordingly, the Company had no such charge at October 31, 2009.

As described in Note 6 of the Company's Quarterly Report on Form 10-Q for its third fiscal quarter ended July 31, 2008, the Company settled certain donning and doffing litigation during the third quarter of fiscal 2008. The settlement resulted in the recognition of a $2.7 million expense before taxes during the third quarter ended July 31, 2008 and the fiscal year ended October 31, 2008.

During August and September of 2008 the Company incurred a charge of approximately $1.2 million as a result of hurricane damage to processed poultry products in cold storage in New Orleans, Louisiana and additional expenses incurred due to temporary disruption of electricity service to the Company's Robertson County, Texas feed mill. A cold storage facility in New Orleans was partially flooded during Hurricane Gustav and resulted in damage to some of the product held in that storage facility. The feed mill was without electricity for approximately one week after Hurricane Ike during which time the Company was able to maintain basic operations by renting generator capacity. The feed mill returned to normal operations subsequent to electricity service being restored. The Company's insurance policy had a deductible of $2,750,000 for the hurricane season. As the total cost of the hurricane season was less than the deductible, the Company was not reimbursed for these costs. The Company's operations were not impacted during fiscal 2009 by any hurricanes and as a result had no related costs during fiscal 2009.

Operating income for fiscal 2009 was $136.6 million as compared to an operating loss for fiscal 2008 of $65.7 million, an improvement of $202.3 million. The increase in the Company's operating income for fiscal 2009 as compared to fiscal 2008 was the result of lower cost of corn, the $35.0 million adjustment to live broiler inventories during fiscal 2008 and an overall improvement in the market prices for poultry products, as described above.

Interest expense during fiscal 2009 was $9.0 million, a slight increase from $8.5 million in interest expense during fiscal 2008 and reflects the Company's higher average outstanding debt during fiscal 2009, which impact was partially offset by lower interest rates during fiscal 2009 as compared to fiscal 2008. The Company capitalized $7,112 of interest cost during fiscal 2009 to the cost of construction of the new Kinston, North Carolina complex. The Company did not capitalize any interest cost during fiscal 2008.

The Company's effective tax rate during fiscal 2009 was 35.5% as compared to an effective tax rate of 41.8% during fiscal 2008. The Company's effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal and state income tax purposes and tax credits available as a result of Hurricane Katrina and state credits unrelated to the hurricane. The federal tax credits related to Hurricane Katrina expired on August 29, 2009, and unless Congress extends the benefit, the Company will not benefit from such credits during fiscal 2010. Without the federal tax credits related to Hurricane Katrina, the Company's effective tax rates for fiscal 2009 and fiscal 2008 would have been approximately 36.5% and 39.2%, respectively.

Net income for fiscal 2009 was $82.3 million or $3.99 per share as compared to a net loss of $43.1 million or $2.13 per share for fiscal 2008. The Company's net loss for fiscal 2008 included charges of $32.0 million, net of income taxes, or $1.58 per share related to a write down of live and processed inventories, settlement of the Company's donning and doffing litigation and hurricane damaged inventories and additional hurricane related expenses.

EXECUTIVE OVERVIEW OF RESULTS — 2008

Market prices for poultry products were mixed during fiscal 2008 when compared to fiscal 2007, and the cost of corn and soybean meal were at historically high levels during fiscal 2008, resulting in lower margins. The Company's cost of feed grains was approximately $239.5 million higher during fiscal 2008 compared to fiscal 2007. These higher feed costs added approximately 7.3 cents per pound to the cost of a pound of chicken. The Company's results for fiscal 2008 as compared to fiscal 2007 reflect the fact that prices for the Company's poultry products did not move in tandem with the higher grain costs, which made up approximately 50.1% of the Company's cost of goods sold during fiscal 2008. While feed costs increased more than 7 cents per pound, the Company's sales price of poultry products only increased 1.5 cents per pound. During the fourth quarter of fiscal 2008, the Company and industry experienced decreasing prices for boneless breast meat resulting from weak demand from food service and significantly lower prices for chicken leg quarters for the export market as a result of the world financial crises and the resulting tightening credit markets.

RESULTS OF OPERATIONS — 2008

During fiscal 2008 net sales were $1,723.6 million as compared to $1,474.8 million during fiscal 2007, an increase of $248.7 million or 16.9%. The increase in net sales resulted from an increase in the Company's average sales price of poultry products sold of 2.3% and an increase in the pounds of poultry products sold of 17.8%. The additional pounds of poultry products sold resulted from an increase in the number of chickens produced of 13.6% and an increase in the average live weight of chickens produced of 5.0%, partially offset by an increase in inventory of processed chicken. The additional number of chickens processed was primarily the result of the additional production at the Company's new Waco processing division, which began operations during the fourth quarter of fiscal 2007 and has increased production since that time. The new Waco plant is dedicated to the big bird deboning market and chickens processed at that plant have a higher average live weight than chickens processed at the Company's chill pack processing locations, resulting in a higher average live weight of chickens produced in fiscal 2008 as compared to fiscal 2007. During fiscal 2008 as compared to fiscal 2007, the average sales price of the Company's poultry products increased 2.3% due to improvements during the first quarter of fiscal 2008 as compared to the first quarter of fiscal 2007. However, the improvement during the first quarter in market prices for poultry products was partially offset by lower overall market prices during the subsequent three quarters of fiscal 2008 as compared to the same periods during fiscal 2007. For fiscal 2008 as compared to fiscal 2007, market prices for boneless breast, jumbo wings and tenders as reported by Urner Barry ("UB") were 10.4%, 16.0% and 16.5% lower, respectively. A simple average of the Georgia dock prices for whole chickens during fiscal 2008 as compared to fiscal 2007 increased 8.4%. Although the average UB price for leg quarters was 11.9% higher during fiscal 2008 as compared to fiscal 2007, export prices for leg quarters and paws significantly declined during October as a result of the world economic environment and credit disruptions. Net sales of prepared food products decreased $21.6 million or 13.8%. Pounds sold of the Company's prepared chicken products decreased 22.8% during fiscal 2008 as compared to fiscal 2007, and the average sales price of prepared chicken products increased 11.7%. The Company removed the entrée operations from its prepared chicken plant during the second quarter of fiscal 2008 to enable that facility to produce individually frozen poultry products and additional partially cooked chicken products.

Cost of sales for fiscal 2008 was $1,683.7 million as compared to $1,289.6 million, an increase of $394.0 million or 30.6% as compared to fiscal 2007. Cost of the Company's poultry products increased $417.4 million, or 36.6%. As illustrated in the table below, the increase in the Company's cost of sales of poultry products resulted from the increase in the pounds of poultry products sold of 17.8%, described above, and an approximately $308.3 million increase in cost of feed grains in flocks sold during fiscal 2008 as compared to fiscal 2007.

Poultry Cost of Sales
(In thousands, except percentages and per pound data)

	2008		2007		Incr/(Decr)		% Incr/(Decr)	
Description	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd
Feed in broiler flocks sold.......	$ 781,031	$ 0.3272	$ 472,719	$ 0.2332	$ 308,312	$ 0.0940	65.22%	40.29%
All other cost of sales.............	$ 778,225	$ 0.3260	$ 669,115	$ 0.3301	$ 109,110	$ (0.0061)	16.31%	(1.25)%
Total poultry cost of sales.......	$1,559,256	$ 0.6532	$1,141,834	$ 0.5633	$ 417,422	$ 0.0898	36.56%	15.95%
Poultry Pounds Sold................	2,387,164		2,026,920					

A simple average of the Company's cost of corn and soybean meal delivered during fiscal 2008 as compared to fiscal 2007 reflected increases of 29.8% and 48.4%, respectively. Excluding feed in broiler flocks sold, all other costs of sales increased $109.1 million or 16.3% and is reflective of the increase in pounds of poultry products sold of 17.8%. These other costs of sales of poultry products include labor, contract grower pay, packaging and freight, among other costs. Cost of sales of the Company's prepared chicken products decreased $23.4 million or 15.8% due to the lower market prices for poultry products, which is a major component of the Company's prepared chicken products, and a decrease in the pounds of prepared chicken products sold of 22.8% during fiscal 2008 as compared to fiscal 2007.

Selling, general and administrative costs for fiscal 2008 were $53.6 million as compared to $59.8 million during fiscal 2007. The decrease of $6.2 million resulted from the contribution during fiscal 2007 of approximately $5.8 million to the Company's Employee Stock Ownership Plan ("ESOP") and $3.3 million expensed associated with the Company's incentive award program ("IAP"). Both programs are contingent upon the Company's profitability and, therefore, no expense was incurred during fiscal 2008 for the Company's ESOP or IAP. In addition, during fiscal 2007 the Company incurred $3.8 million in start up costs related to the Company's new

Waco, Texas complex, which began operations during the fourth quarter of fiscal 2007. All costs, except for certain customer service related costs, are classified to cost of sales after the new complex began operations during the fourth quarter of fiscal 2007. The reduction above was partially offset by a planned increase in the Company's advertising budget and certain other administrative costs.

The Company recorded a charge of $35.0 million to lower the value of live broiler inventories on hand at October 31, 2008, which resulted primarily from the significant decrease in expected market prices for export leg quarters and chicken paws and relatively low domestic prices for boneless breast meat during November and December of 2008. In favorable market conditions the Company values the broiler inventories on hand at cost, and accumulates costs as the birds are grown to a marketable age subsequent to the balance sheet date. However, the Company estimated that the cost to grow the live birds on the ground at October 31, 2008 to a marketable age and process and distribute these birds during November and December 2008 was higher than the anticipated sales price during those months, resulting in a loss of $35.0 million, before income taxes.

During September and October of 2008 market prices for products sold to some export markets declined significantly due to the world economic environment and resulting tightening of credit markets. The Company's processed inventory at October 31, 2008 included approximately 71.2 million pounds of leg quarters and paws awaiting shipment into the export markets. These products were appropriately valued at October 31, 2008 at the lower of cost or market value, resulting in a charge before income taxes of $13.1 million.

As described in Note 6 of the Company's Quarterly Report on Form 10-Q for its third fiscal quarter ended July 31, 2008, the Company settled certain donning and doffing litigation during the third quarter of fiscal 2008. The settlement resulted in the recognition of a $2.7 million expense before taxes during the third quarter ended July 31, 2008 and the fiscal year ended October 31, 2008.

During August and September of 2008 the Company incurred a charge of approximately $1.2 million as a result of hurricane damage to processed poultry products in cold storage in New Orleans, Louisiana and additional expenses incurred due to temporary disruption of electricity service to the Company's Robertson County, Texas feed mill. A cold storage facility in New Orleans was partially flooded during Hurricane Gustav and resulted in damage to some of the product held in that storage facility. The feed mill was without electricity for approximately one week after Hurricane Ike during which time the Company was able to maintain basic operations by renting generator capacity. The feed mill returned to normal operations subsequent to electricity service being restored. The Company's insurance policy has a deductible of $2.75 million for the hurricane season. As the total cost of the hurricane season was less than the deductible, the Company was not reimbursed for these costs.

The Company's operating loss for fiscal 2008 was $65.7 million as compared to an operating income during fiscal 2007 of $125.4 million. The decrease of $191.1 million is the result of historically high grain prices, lower market prices for boneless breast meat and a significant decrease in market prices for export products during October, November and December of 2008. The Company's processed inventory on hand at October 31, 2008 included approximately 71.2 million pounds of chicken leg quarters and paws which were sold subsequent to the end of fiscal 2008 to export customers at prices below cost, resulting in a charge of approximately $13.1 million to record that inventory at the lower of cost or market. In addition, because of the lower prices for export products, relatively low prices for boneless breast meat in the domestic market and decreasing but relatively high grain prices during November and December 2008, the Company recorded a net realizable loss of $35.0 million to lower the value of the Company's inventory of live broilers at October 31, 2008. The Company's operating margin was also negatively impacted by the charge of $2.7 million related to the settlement of the Company's donning and doffing litigation and $1.2 million as a result of the 2008 hurricane season, both described above.

Interest expense during fiscal 2008 was $8.5 million as compared to $5.3 million during fiscal 2007. The increase in interest costs resulted primarily from higher outstanding debt and $2.1 million in interest costs capitalized during fiscal 2007 to the cost of construction of the new complex in Waco, Texas. The Company did not capitalize any interest costs during fiscal 2008.

The Company's effective tax rate during fiscal 2008 and 2007 was 41.8% and 34.6%, respectively. The Company's effective tax rate differs from the statutory federal rate due to state income taxes, certain nondeductible expenses for federal income tax purposes and the benefit of certain federal income tax credits available as a result of the impact of Hurricane Katrina on the Company and state investment credits unrelated to the hurricane. The Company's effective tax rate for fiscal 2008 was higher than the Company's anticipated effective tax rate at the end of the third quarter of fiscal 2008 primarily as a result of the economic stimulus package passed by Congress on October 30, 2008. The economic stimulus legislation extended the Katrina WOTC credit from August 29, 2007 until August 29, 2009.

The Company reported a net loss of $43.1 million or $2.13 per share for fiscal 2008 as compared to a net income of $78.8 million or $3.88 per share for fiscal 2007. The Company's net loss for fiscal 2008 includes charges of $32.0 million, net of income taxes, or $1.58 per share related to a mark down of live and processed inventories, settlement of the Company's donning and doffing litigation and hurricane damaged inventories and additional hurricane related expenses.

Liquidity and Capital Resources

The Company's working capital at October 31, 2009 was $162.7 million and its current ratio was 3.1 to 1. The Company's working capital and current ratio at October 31, 2008 was $188.8 million and 3.4 to 1. The Company's principal sources of liquidity include cash from operations and borrowings under the Company's $300.0 million revolving credit facility with nine banks. At October 31, 2009, the Company has $251.8 million available, if needed, under this revolving credit facility.

Cash flows provided by (used in) operating activities during fiscal 2009 and fiscal 2008 were $162.9 million and ($55.5) million, respectively. The improvement in cash flows from operations of $218.4 million resulted primarily from the effects of lower market prices for corn and overall improved market prices for poultry products during fiscal 2009 as compared to fiscal 2008. During fiscal 2009, lower feed costs resulted in a significant reduction in cash paid for feed grains and operating activities of $148.3. In addition, the Company benefited from increased cash received from customers of $55.0 million resulting primarily from overall improved market prices for poultry products and a decrease in cash paid to employees of $15.3 million during fiscal 2009 as compared to fiscal 2008. During fiscal 2008, the Company paid bonuses earned by employees and accrued by the Company during fiscal 2007. During fiscal 2009 the Company did not pay any bonuses, although bonuses were accrued in fiscal 2009 for payment in 2010.

Cash flows provided by (used in) operating activities during fiscal 2008 and fiscal 2007 were ($55.5) million and $99.2 million, respectively. The decrease in cash flows from operating activities between fiscal 2008 and fiscal 2007 of $154.7 million relates primarily to the negative impact of higher cost of feed grains on the Company's margins. An increase in cash received from customers of $283.3 million resulting from the additional pounds of products sold and a decrease in cash paid for income taxes of $17.7 million during fiscal 2008 as compared to fiscal 2007 were more than offset by increases in cash used for feed grains and operating activities of $413.1 million and to pay employees of $47.0 million.

Cash flows used in operating activities during fiscal 2007 and fiscal 2006 were $99.2 million as compared to ($7.9) million, respectively. The improvement in cash provided by operating activities of $107.1 million relates principally to improved margins during fiscal 2007 as compared to fiscal 2006, which were driven by improved market prices of poultry products partially offset by increased prices of feed grains. The increase in market prices for poultry products resulted in increased cash received from customers of $400.5 million and was somewhat offset by increased cash used for feed grains and operating activities of $275.0 million and income taxes of $17.1 million during fiscal 2007 as compared to 2006.

Cash flows provided by (used in) investing activities during fiscal 2009, 2008 and 2007 were $(25.2) million, $(48.0) million and $(113.3) million, respectively. The Company's capital expenditures during fiscal 2009 were $25.4 million and include $3.1 million to begin construction of the Company's new Kinston, North Carolina complex. During fiscal 2008, the Company spent approximately $48.8 million on planned capital projects, which includes $8.1 million to acquire land for the new complex in Kinston, North Carolina. During fiscal 2007, the Company spent approximately $114.4 million on planned capital projects, which includes $88.2 million to complete construction of the Waco, Texas complex. Excluding the Kinston, North Carolina and Waco, Texas projects, the Company's capital expenditures during fiscal 2009, 2008 and 2007 were $22.3 million, $40.7 million and $26.2 million, respectively, approximates depreciation expense and is reflective of the Company's normal improvement and replacement requirements.

Cash flows provided by (used in) financing activities during fiscal 2009, 2008 and 2007 were $(133.8) million, $105.2 million and $9.4 million, respectively. Approximately $11.9 million, $11.6 million and 10.3 million were used for payment of dividends during fiscal 2009, fiscal 2008 and fiscal 2007, respectively, and reflect the Company's normal dividend rate. During fiscal 2009 the Company's favorable margins allowed for the repayment of borrowings under the revolving credit facility of $121.3 million and to fund the 2009 capital budget. The Company borrowed $116.3 million during fiscal 2008 under its revolving credit facility to fund the effects of higher grain costs and operating activities, the fiscal 2008 capital budget and payment of dividends. During fiscal 2007 the Company did enjoy favorable margins, however, those cash flows provided from operating activities, as well as additional borrowing under the Company's revolving credit facility of $20.0 million, were used to complete construction of and provide for the inventory of live and processed chickens at the Company's Waco, Texas complex.

The Company's capital budget for fiscal 2010 is approximately $136.5 million and will be funded by cash on hand, internally generated working capital, cash flows from operations and, if needed, borrowings under the Company's revolving line of credit. The Company has $251.8 million available under the revolving line of credit at October 31, 2009. The fiscal 2010 capital budget includes approximately $107.4 million for construction of the poultry complex in Kinston, North Carolina. Excluding the complex in North Carolina, the Company's capital budget for fiscal 2010 would be $29.1 million.

On July 23, 2009, the Company announced plans to proceed with the construction and start-up of the Company's Kinston, North Carolina, poultry complex with an expected budget of approximately $121.4 million. Sanderson Farms had previously announced plans on April 24, 2008, to invest approximately $126.5 million for construction of a new feed mill, poultry processing plant and hatchery on separate sites in Kinston and Lenoir County, North Carolina. On June 26, 2008, the Company announced its decision to postpone the project due to market conditions and escalating grain prices. The Kinston facilities will comprise a state-of-the-art poultry complex with the capacity to process 1,250,000 birds per week for the retail chill pack market. At full capacity, the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat. Construction began during August 2009 and the Company expects initial operations at the new complex to begin during the first quarter of fiscal 2011.

On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio of 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, will expire on May 1, 2013. As of October 31, 2009 the Company had borrowed $40.0 million under the revolving credit facility.

On October 9, 2008, the Company announced that it filed a Form S-3 "shelf" registration statement with the Securities and Exchange Commission to register for possible future sale shares of the Company's common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.

The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

Contractual Obligations

Obligations under long-term debt, long-term capital leases, non-cancelable operating leases, purchase obligations relating to feed grains, other feed ingredients and packaging supplies and claims payable relating to the Company's workers' compensation insurance policy at October 31, 2009 were as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$ 90,031	$ 31	$ 10,000	$ 60,000	$ 20,000
Capital lease obligations	14,114	991	2,154	1,556	9,413
Interest on long-term debt	19,311	4,426	8,346	5,069	1,470
Operating leases	9,770	5,855	3,680	235	0
Purchase obligations:					
Feed grains, feed ingredients and packaging supplies	73,189	73,189	0	0	0
Construction contracts	62,242	62,242	0	0	0
Claims payable	8,791	6,191	2,600	0	0
Total	$ 277,448	$ 152,925	$ 26,780	$ 66,860	$ 30,883

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions, and the differences could be material.

Allowance for Doubtful Accounts

In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount, and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories

Processed and prepared inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market. When market prices for poultry are low and feed grains are high, the Company may be required to write down the carrying values of processed poultry and feed inventories to fair market value, which would increase the Company's cost of sales.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated during the growing period. Capitalized breeder costs are then amortized over nine months using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or if grower payments increase (or decrease) during the period, the Company could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in cost of sales. Should the Company decide that the nine month amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the cost of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories.

Inventories at October 31, 2008, included approximately 71.2 million pounds of leg quarters and paws awaiting shipment into the export markets. The market prices for dark meat and paws declined below their costs during September 2008 and October 2008, resulting in an approximately $13.1 million adjustment, before income taxes, to processed inventory values. In addition, the Company made an adjustment to the value of its live inventories at October 31, 2008. As with processed inventories, the value of live chickens, the costs for which are accumulated during the life of a flock as each flock is fed and cared for, must be at the lower of cost or market. Because market prices declined during November and December 2008, the projected cost to complete, process and sell broilers included in live inventory at October 31, 2008 was expected to exceed the market value for the finished product.

Accordingly, the Company's results for the year ended October 31, 2008 include a charge of $35.0 million before income taxes to reduce the value of live inventories from cost to market. The Company's live broiler inventories are recorded at cost at October 31, 2009 because the estimated market value is higher than the estimated cost to complete those live broiler inventories.

Long-Lived Assets

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If the Company's assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then the Company's determination that no impairment charges are necessary may change and result in the Company recording an impairment charge in a future period.

Accrued Self Insurance

Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase (or decrease) in cost of sales depending on whether these expenses increased or decreased, respectively.

Income Taxes

The Company determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. The Company is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing the Company's income tax expense. Any audit adjustments affecting permanent differences could have an impact on the Company's effective tax rate.

Contingencies

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.

The Company is a party to a number of legal proceedings and recognizes the costs of legal defense in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. Because the outcome of these cases cannot be determined with any certainty, no estimate of the possible loss or range of loss resulting from the cases can be made. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves or by accruals of losses to reflect any adverse determinations of these legal proceedings.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") voted to approve the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental U.S. GAAP as of July 1, 2009. The ASC is effective for interim and annual periods ending after September 15, 2009. The ASC reorganizes the many U.S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure. It also includes relevant authoritative content issued by the Securities Exchange Commission ("SEC"), as well as selected SEC staff interpretations and administrative guidance. The ASC became effective on October 31, 2009 for this Form 10-K. The ASC does not change or alter existing GAAP and will not have any impact on our consolidated financial statements. Effective July 1, 2009, changes to the ASC are communicated through an Accounting Standards Update ("ASU").

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"), codified in ASC 820. This standard defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This pronouncement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, this statement does not require any new fair value measurements. The Company adopted ASC 820 effective November 1, 2008 for its financial assets and liabilities and the adoption had no material effect on the Company's consolidated financial position, results of operations or cash flows. The Company will adopt ASC 820 for its non-financial assets and liabilities that are recognized at fair value on a non-recurring basis on November 1, 2009 and the adoption is not expected to have a material impact on the consolidated financial position results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Liabilities — including an Amendment of FASB Statement No. 115" ("SFAS 159"), codified in ASC 825. This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company adopted ASC 825, during the first quarter of fiscal 2009. We did not elect the fair value option under ASC 825, and accordingly, the adoption had no effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events", codified in ASC 855, which establishes the standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This statement also requires the disclosure of the date through which subsequent events have been evaluated. The Company adopted ASC 855 during the third quarter of fiscal 2009.

In June 2008, the FASB issued guidance to clarify that unvested share-based payment awards with a right to receive non-forfeitable dividends are participating securities. This guidance discusses how to allocate earnings to participating securities and compute basic EPS using the two-class method. The guidance must be applied retrospectively to all prior-period EPS data presented in financial statements (including selected financial data). This guidance is effective for the Company's fiscal year ended October 31, 2010, and interim periods within those fiscal years. The adoption will not have an impact on the Company's consolidated financial position, results of operations or cash flows; however, the adoption will likely impact basic and diluted earnings per share previously reported by the Company and the Company is currently evaluating this impact.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company's earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company's profitability.

Generally, the Company purchases feed ingredients for deferred delivery from one month to six months after the time of purchase. The Company sometimes purchases its feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The grain purchases are made directly with our usual grain suppliers, which are companies in the regular business of supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company's poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders. Market factors considered by management in determining whether or not and to what extent to buy grain for deferred delivery include:

- Current market prices;
- Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;
- The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;
- Current and expected changes to the agricultural policies of the United States and foreign governments;
- The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;
- The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;
- The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and
- Current and expected market prices for the Company's poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined by SFAS 133, codified in ASC 815, "Accounting for Derivatives for Instruments and Hedging Activities." The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized.

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited the accompanying consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanderson Farms, Inc. and subsidiaries at October 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 21, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 21, 2009

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

	October 31, 2009	October 31, 2008
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 8,194	$ 4,261
Accounts receivable, less allowance of $1,373,000 in 2009 and 2008	68,461	63,516
Inventories	140,521	137,015
Refundable income taxes	1,567	31,033
Deferred income taxes	2,866	15,885
Prepaid expenses	18,428	15,853
Total current assets	240,037	267,563
Property, plant and equipment:		
Land and buildings	350,248	343,109
Machinery and equipment	390,339	379,706
	740,587	722,815
Accumulated depreciation	(347,459)	(311,485)
	393,128	411,330
Other assets	3,011	2,265
Total assets	$ 636,176	$ 681,158
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 36,878	$ 50,433
Accrued expenses	39,474	27,132
Current maturities of long-term debt	1,022	1,219
Total current liabilities	77,374	78,784
Long-term debt, less current maturities	103,123	225,322
Claims payable	2,600	3,000
Deferred income taxes	22,371	20,085
Stockholders' equity:		
Preferred Stock:		
Series A Junior Participating Preferred Stock, $100 par value: authorized shares-500,000; none issued Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued		
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares-20,333,637 in 2009 and 20,288,643 in 2008	20,334	20,289
Paid-in capital	35,143	28,859
Retained earnings	375,231	304,819
Total stockholders' equity	430,708	353,967
Total liabilities and stockholders' equity	$ 636,176	$ 681,158

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended October 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Net sales	$ 1,789,508	$ 1,723,583	$ 1,474,844
Cost and expenses:			
Cost of sales	1,589,235	1,683,660	1,289,654
Live inventory adjustment	0	35,000	0
Processed inventory adjustment	0	13,100	0
Hurricane costs	0	1,194	0
Legal settlement (Donning and doffing)	0	2,693	0
Selling, and general and administrative	63,663	53,599	59,797
	1,652,898	1,789,246	1,349,451
Operating income (loss)	136,610	(65,663)	125,393
Other income (expense):			
Interest income	29	174	364
Interest expense	(9,019)	(8,546)	(5,328)
Other	6	(49)	84
	(8,984)	(8,421)	(4,880)
Income (loss) before income taxes	127,626	(74,084)	120,513
Income tax expense (benefit)	45,307	(30,955)	41,680
Net income (loss)	$ 82,319	$ (43,129)	$ 78,833
Earnings (loss) per share:			
Basic	$ 4.05	$ (2.13)	$ 3.91
Diluted	$ 3.99	$ (2.13)	$ 3.88
Dividends per share	$ .57	$ .56	$ .50
Weighted average shares outstanding:			
Basic	20,317	20,269	20,140
Diluted	20,613	20,269	20,301

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
	(In thousands, except shares and per share amounts)				
Balance at October 31, 2006	20,094,571	20,095	17,181	291,064	328,340
Net income for year				78,833	78,833
Cash dividends ($.50 per share)				(10,309)	(10,309)
Issuance of common stock	144,540	144	3,136		3,280
Issuance of restricted common stock			840		840
Amortization of unearned compensation			3,562		3,562
Balance at October 31, 2007	20,239,111	20,239	24,719	359,588	404,546
Net loss for year				(43,129)	(43,129)
Cash dividends ($.56 per share)				(11,640)	(11,640)
Issuance of common stock	49,532	50	203		253
Issuance of restricted common stock			1,085		1,085
Amortization of unearned compensation			2,852		2,852
Balance at October 31, 2008	20,288,643	$ 20,289	$ 28,859	$ 304,819	$ 353,967
Net income for year				82,319	82,319
Cash dividends ($.57 per share)				(11,907)	(11,907)
Issuance of common stock	44,994	45	124		169
Issuance of restricted common stock			362		362
Amortization of unearned compensation			5,798		5,798
Balance at October 31, 2009	20,333,637	$ 20,334	$ 35,143	$ 375,231	$ 430,708

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Operating activities			
Net income (loss)	$ 82,319	$ (43,129)	$ 78,833
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	43,197	41,931	33,195
Amortization of unearned compensation	5,798	2,852	3,562
Provision for losses on accounts receivable	367	451	304
Deferred income taxes	15,305	(10,451)	(300)
Change in assets and liabilities:			
Accounts receivable	(5,312)	5,517	(28,858)
Inventories	(3,506)	(17,757)	(22,768)
Prepaid expenses and refundable income taxes	26,891	(32,751)	11,462
Other assets	(538)	(296)	(385)
Accounts payable	(13,555)	5,455	13,464
Accrued expenses and claims payable	11,942	(7,287)	10,652
Total adjustments	80,589	(12,336)	20,328
Net cash provided by (used in) operating activities	162,908	(55,465)	99,161
Investing activities			
Capital expenditures	(25,356)	(48,757)	(114,449)
Net proceeds from sale of property and equipment	153	713	1,138
Net cash used in investing activities	(25,203)	(48,044)	(113,311)
Financing activities			
Net borrowings from revolving credit agreement	(121,307)	116,307	20,000
Principal payments on long-term debt	(152)	(145)	(4,138)
Principal payments on capital lease obligations	(937)	(713)	(295)
Dividends paid	(11,907)	(11,640)	(10,309)
Tax benefit on exercised stock options	6	153	1,597
Net proceeds from common stock issued	525	1,185	2,522
Net cash provided by (used in) financing activities	(133,772)	105,147	9,377
Net change in cash and cash equivalents	3,933	1,638	(4,773)
Cash and cash equivalents at beginning of year	4,261	2,623	7,396
Cash and cash equivalents at end of year	8,194	4,261	$ 2,623
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 536	$ 9,427	$ 27,084
Interest paid	$ 9,878	$ 8,038	$ 7,247
Non-cash investing and financing activities:			
Capital lease obligations for equipment	$ 0	$ 14,014	$ 0

See accompanying notes.

Sanderson Farms, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Sanderson Farms, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Subsequent Events: Subsequent events have been evaluated through December 21, 2009 which represents the date the Consolidated Financial Statements were issued.

Business: The Company is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company's net sales and cost of sales are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, corn and other grains.

The Company sells to retailers, distributors and casual dining operators primarily in the southeastern, southwestern, northeastern and western United States. Revenue is recognized when product is delivered to customers. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral. One customer accounted for more than 10% of consolidated sales for the year ended October 31, 2009 and October 31, 2008. No customer accounted for more than 10% of consolidated net sales during fiscal 2007. Shipping and handling costs are included as a component of cost of sales.

The Company's sales of poultry and prepared chicken products to external customers are made in various forms depending on individual customer needs. Gross sales of fresh ice packed chicken made primarily to food service customers totaled approximately $184.3 million, $201.6 million and $254.1 million in fiscal 2007, 2008 and 2009, respectively. Gross sales of chill pack chicken made primarily to retail grocery store customers totaled approximately $493.9 million, $572.2 million and $584.4 million in fiscal 2007, 2008 and 2009, respectively. Gross sales of frozen chicken made primarily to export customers totaled approximately $197.3 million, 252.8 million and $198.2 million in fiscal 2007, 2008 and 2009, respectively. Gross sales of fresh CVP packed chicken made primarily to food service customers totaled approximately $468.5 million, $588.4 million and $640.9 million in fiscal 2007, 2008 and 2009, respectively. Gross sales of prepared, partially cooked chicken made primarily to food service customers totaled approximately $157.5 million, $136.6 million and $133.7 million in fiscal 2007, 2008 and 2009, respectively. Other sales include sales of mechanically deboned meat made primarily to customers who further process the meat and sales of offal to rendering companies.

The Company sales certain of its products either directly to foreign markets or to U.S based customers who resell the product in foreign markets. These foreign markets are primarily Russia, Eastern Europe, China, Mexico and the Caribbean. These export sales for fiscal years 2009, 2008 and 2007 totaled approximately $177.3 million, $232.9 million and $164.4 million, respectively. The Company does not believe that the amount of sales attributable to any single foreign country is material to the total sales during any of the periods presented. The Company's export sales are facilitated through independent food brokers located in the United States and the Company's internal sales staff.

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories: Processed and prepared inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine and grower pay, are accumulated up to the production stage and amortized over nine months using the straight-line method.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided by the straight-line and units of production methods over the estimated useful lives of 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. During fiscal 2009, the Company capitalized interest of $7,112 to the new complex under construction in Kinston, North Carolina. During fiscal 2007, the Company capitalized interest of approximately $2,056,000 to the Waco, Texas Complex. The Company did not capitalize any interest during fiscal 2008.

Impairment of Long-Lived Assets: The Company continually reevaluates the carrying value of its long-lived assets based on events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation and when indicators are present, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

Self-Insurance Programs: Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results.

Advertising and Marketing Costs: The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses and totaled $591,000, $3.9 million and $2.5 million for fiscal 2009, 2008 and 2007, respectively.

Income Taxes: Deferred income taxes are accounted for using the liability method and relate principally to depreciation expense and live broiler inventory valuations accounted for differently for financial and income tax purposes.

Share Based Compensation: The Company accounts for all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares to be recognized in the income statement based on their fair values

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share includes any dilutive effects of options, warrants, restricted stock and convertible securities.

Fair Value of Financial Instruments The carrying amounts for cash and temporary cash investments approximate their fair values. Fair values for debt are based on quoted market prices or published forward interest rate curves. The fair value and carrying value of the Company's borrowings under its credit facilities, long-term debt and capital lease obligations were as follows (in millions):

	October 31, 2009		October 31, 2008	
	Fair Value	**Carrying Value**	**Fair Value**	**Carrying Value**
Total Debt (In millions)	$109	$104	$225	$227

Reclassification: The Company has made reclassifications to prior year financial statements to conform with the presentation for the current year financial statements. The reclassifications are for consistency of presentation and do not affect previously reported net income (loss), shareholder's equity or total assets.

Impact of Recently Issued Accounting Standards:

The Financial Accounting Standards Board ("FASB") voted to approve the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental U.S. GAAP as of July 1, 2009. The ASC is effective for interim and annual periods ending after September 15, 2009. The ASC reorganizes the many U.S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure. It also includes relevant authoritative content issued by the Securities Exchange Commission ("SEC"), as well as selected SEC staff interpretations and administrative guidance. The ASC became effective on October 31, 2009 for this Form 10-K. The ASC does not change or alter existing GAAP and will not have any impact on our consolidated financial statements. Effective July 1, 2009, changes to the ASC are communicated through an Accounting Standards Update ("ASU").

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"), codified in ASC 820. This standard defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. This pronouncement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, this statement does not require any new fair value measurements. The Company adopted ASC 820 effective November 1, 2008 for its financial assets and liabilities and the adoption had no material effect on the Company's consolidated financial position, results of operations or cash flows. The Company will adopt ASC 820 for its non-financial assets and liabilities that are recognized at fair value on a non-recurring basis on November 1, 2009 and the adoption is not expected to have a material impact on the consolidated financial position results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Liabilities — including an Amendment of FASB Statement No. 115" ("SFAS 159"), codified in ASC 825. This standard provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. Accordingly, the Company adopted ASC 825, during the first quarter of fiscal 2009. We did not elect the fair value option under ASC 825, and accordingly, the adoption had no effect on the Company's consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165 "Subsequent Events", codified in ASC 855, which establishes the standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This statement also requires the disclosure of the date through which subsequent events have been evaluated. The Company adopted ASC 855 during the third quarter of fiscal 2009.

In June 2008, the FASB issued guidance to clarify that unvested share-based payment awards with a right to receive non-forfeitable dividends are participating securities. This guidance discusses how to allocate earnings to participating securities and compute basic EPS using the two-class method. The guidance must be applied retrospectively to all prior-period EPS data presented in financial statements (including selected financial data). This guidance is effective for the Company's fiscal year ended October 31, 2010, and interim periods within those fiscal years. The adoption will not have an impact on the Company's consolidated financial position, results of operations or cash flows; however, the adoption will likely impact basic and diluted earnings per share previously reported by the Company and the Company is currently evaluating this impact.

2. Inventories

Inventories consisted of the following:

	October 31,	
	2009	**2008**
	(In thousands)	
Live poultry-broilers and breeders	$ 88,054	$ 69,715
Feed, eggs and other	20,637	24,460
Processed poultry	20,768	30,477
Prepared chicken	6,796	6,956
Packaging materials	4,266	5,407
	$ 140,521	$ 137,015

The decrease in feed, eggs, and other at October 31, 2009 when compared to October 31, 2008 reflects lower feed grain prices.

The decrease in processed poultry inventories resulted primarily from fewer units of export product in inventory at October 31, 2009 and lower cost of feed grains. The decrease in the units of export products in inventory at October 31, 2009 as compared to October 31, 2008 resulted from the timing of export sales.

Inventories at October 31, 2008, included approximately 71.2 million pounds of leg quarters and paws awaiting shipment into the export markets. The market prices for dark meat and paws declined below their costs during September 2008 and October 2008, resulting in an approximately $13.1 million adjustment, before income taxes, to processed inventory values. In addition, the Company made an adjustment to the carrying value of its live inventories at October 31, 2008. As with processed inventories, the carrying value of live chickens, the costs for which are accumulated during the life of a flock as each flock is fed and cared for, must be at the lower of cost or market. Because market prices declined during November and December 2008, the projected cost to complete, process and sell broilers included in live inventory at October 31, 2008 was expected to exceed the market value for the finished product. Accordingly, the Company's results for the year ended October 31, 2008 include a charge of $35.0 million before income taxes to reduce the carrying value of live inventories from cost to market. The Company's live broiler inventories are recorded at cost at October 31, 2009 because the estimated market value is higher than the estimated cost to complete those live broiler inventories.

3. Prepaid expenses

Prepaid expenses consisted of the following:

	October 31,	
	2009	2008
	(In thousands)	
Parts and supplies	$ 11,325	$ 11,333
Prepaid insurance	5,635	3,101
Other prepaid expenses	1,468	1,419
	$ 18,428	$ 15,853

4. Accrued expenses

Accrued expenses consisted of the following:

	October 31,	
	2009	2008
	(In thousands)	
Accrued bonuses	$ 11,892	$ 0
Accrued wages	4,281	4,530
Workers' compensation claims	6,191	4,930
Accrued vacation	4,335	3,579
Accrued rebates	3,122	3,627
Accrued property taxes	4,350	3,875
Post retirement benefit	2,356	2,306
Accrued payroll taxes	1,566	1,809
Accrued interest	19	877
Other accrued expenses	1,362	1,599
	$ 39,474	$ 27,132

The increase in accrued expenses resulted from the Company's accrual in fiscal 2009 under the Company's Bonus Award Program of $11.9 million, which will be paid in December 2009. The Bonus Award Program is based upon profitability and no award was earned in fiscal 2008 based on the loss incurred.

5. Long-Term credit facilities and debt, and capital lease obligations

Long-term debt and capital lease obligations consisted of the following:

	October 31, 2009	October 31, 2008
	(In thousands)	
Revolving credit agreement with banks (weighted average rate of 1.49% at October 31, 2009)	$ 40,000	$ 161,307
Term loan, accruing interest at 6.12%, maturing in 2016	50,000	50,000
Capital lease obligation, imputed interest at 5.53%, due in monthly installments of $112,015, including interest, maturity in 2015	13,004	13,611
Note payable, accruing interest at 5%; due in annual installments of $161,400, including interest, maturing on November 8, 2009	31	183
6% Mississippi Business Investment Act bond-capital lease obligation, due November 1, 2012	1,110	1,440
	104,145	226,541
Less current maturities of long-term debt and capital leases	1,022	1,219
	$ 103,123	$ 225,322

On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio of 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, will expire on May 1, 2013. As of October 31, 2009 the Company had borrowed $40.0 million under the revolving credit facility. The Company has the option to borrow funds under the revolving line of credit based on the Prime interest rate or the Libor interest rate plus a spread ranging from 1.25% to 2.0%. The spread on Libor borrowings and the commitment fee for the unused balance of the revolving credit agreement are determined based upon the Company's leverage ratio as follows:

Level	Leverage Ratio	Spread	Commitment Fee
1	< 25%	1.25%	0.15%
2	> = 25% and < 35%	1.50%	0.20%
3	> = 35% and < 45%	1.75%	0.20%
4	> = 45%	2.00%	0.25%

All of the Company's outstanding draws totaling $40.0 million under the revolving credit facility at October 31, 2009 were based upon the Libor formula above.

The term loan consists of a private placement of $50.0 million in unsecured debt. The term loan matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The term loan has net worth, current ratio and debt to capitalization covenants comparable to that of the Company's revolving credit facility. The Company was in compliance with all covenants at October 31, 2009.

The aggregate annual maturities of long-term debt and capital lease obligations at October 31, 2009 are as follows (in thousands):

Fiscal Year	Amount
2010	$ 1,022
2011	1,048
2012	11,106
2013	50,757
2014	10,799
Thereafter	29,413
	$ 104,145

Interest of $7,112 and $2,056,000 has been capitalized during fiscal 2009 and fiscal 2007, respectively. The Company did not capitalize any interest cost during 2008.

6. Income Taxes

Income tax expense (benefit) consisted of the following:

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Current:			
Federal	$ 26,642	$ (17,738)	$ 37,782
State	3,360	(2,766)	4,198
	30,002	(20,504)	41,980
Deferred:			
Federal	13,546	(8,280)	170
State	1,759	(2,171)	(470)
	15,305	(10,451)	(300)
	$ 45,307	$ (30,955)	$ 41,680

Significant components of the Company's deferred tax assets and liabilities were as follows:

	October 31,	
	2009	2008
	(In thousands)	
Deferred tax liabilities:		
Property, plant and equipment	$ 32,555	$ 27,040
Prepaid and other assets	630	1,975
Total deferred tax liabilities	33,185	29,015
Deferred tax assets:		
Accrued expenses and accounts receivable	6,878	6,315
Inventory	10	13,560
Compensation on restricted stock	6,792	4,940
Total deferred tax assets	13,680	24,815
Net deferred tax liabilities	$ 19,505	$ 4,200
Current deferred tax assets	$ (2,866)	$ (15,885)
Long-term deferred tax liabilities	22,371	20,085
Net deferred tax liabilities	$ 19,505	$ 4,200

The differences between the consolidated effective income tax rate and the federal statutory rate of 35.0% are as follows:

	Years Ended October 31,		
	2009	2008	2007
		(In thousands)	
Income taxes at statutory rate	$44,669	$(25,929)	$ 42,180
State income taxes	3,327	(3,030)	4,139
State income tax credits	(517)	(179)	(1,715)
Federal income tax credits	(1,683)	(2,780)	(2,253)
Federal manufacturers (deduction) recapture	(1,877)	438	(1,186)
Other, net	1,388	525	515
Income tax expense (benefit)	$45,307	$(30,955)	$ 41,680

7. Employee Benefit Plans

The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP are made at the discretion of the Company's Board of Directors. Total contributions to the ESOP were $6,000,000 and $5,750,000 in fiscal 2009 and 2007. The Company did not make a contribution to the ESOP during fiscal 2008.

The Company has a 401(k) Plan which covers substantially all employees after one year of service. Participants in the Plan may contribute up to the maximum allowed by IRS regulations. The Company matches 100% of employee contributions to the 401(k) Plan up to 3% of each employee's salary and 50% of employee contributions between 3% and 5% of each employee's salary. The Company's contributions to the 401(k) Plan totaled $3,857,000 in fiscal 2009, $3,573,000 in fiscal 2008 and $3,118,000 in fiscal 2007.

8. Stock Compensation Plans

On February 17, 2005, the shareholders of the Company approved the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan (the "Plan"). The Plan allows the Company's Board of Directors to grant certain incentive awards including stock options, stock appreciation rights, restricted stock, and other similar awards. The Company may award up to 2,250,000 shares under the Plan.

Pursuant to the Plan, on February 23, 2005, the Company's Board of Directors approved agreements for the issuance of restricted stock to directors, executive officers and other key employees as designated by the Company's Board of Directors. Restricted stock granted in fiscal 2007, 2008 and 2009 vests three to four years from the date of grant. In some cases, the vesting schedule is accelerated upon death, disability or retirement of the participant or upon a change in control, as defined. Restricted stock grants are valued based upon the closing market price of the Company's Common Stock on the date of grant and are recognized as compensation expense over the vesting period. Compensation expense related to restricted stock grants totaled $5,016,000, $3,132,000, $3,425,000 during fiscal 2009, 2008 and 2007, respectively.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Shares	Weighted Average Grant Price
Outstanding at October 31, 2006	379,000	$43.81
Granted during fiscal 2007	15,000	$33.70
Vested during 2007	0	$0.00
Forfeited during 2007	(5,050)	$42.62
Outstanding at October 31, 2007	388,950	$42.79
Granted during fiscal 2008	45,209	$35.00
Vested during 2008	(21,000)	$44.56
Forfeited during 2008	(3,485)	$41.36
Outstanding at October 31, 2008	409,674	$41.86
Granted during fiscal 2009	78,826	$36.12
Vested during 2009	(9,000)	$25.53
Forfeited during 2009	0	$0.00
Outstanding at October 31, 2009	479,500	$41.22

As reflected in the schedule above, 30,000 of the restricted stock awards were vested as of October 31, 2009. The Company had $5.6 million in unrecognized share-based compensation costs as of October 31, 2009 that will be recognized over a weighted average period of 3.2 years.

Also on February 23, 2005 and pursuant to the Plan, the Company's Board of Directors approved Management Share Purchase Plan agreements (the "Purchase Plan") that authorized the issuance of shares of restricted stock to the Company's directors, executive officers and other key employees as designated by the Company's Board of Directors. Pursuant to the Purchase Plan, non-employee directors may elect to receive up to 100 percent of their annual retainer and meeting fees in the form of restricted stock. Other participants may elect to receive up to 15 percent of their salary and up to 75 percent of any bonus earned in the form of restricted stock. The purchase price of the restricted stock is the closing market price of the Company's Common Stock on the date of purchase. The Company makes matching contributions of 25 percent of the restricted shares purchased by participants. Restricted stock issued pursuant to the Purchase Plan vests after three years or immediately upon death, disability, retirement or change in control, as defined. If a participant's employment is terminated for any other reason prior to the three-year vesting period, the participant forfeits the matching contribution and the Company may, at its option, repurchase restricted stock purchased by the participant at the price paid by the participant. Matching contributions are recognized as compensation expense over the vesting period. During fiscal 2009, 2008 and 2007, the participants purchased a total of 22,092, 31,072 and 18,227 shares of restricted stock pursuant to the Purchase Plan, valued at $38.40, $34.92 and $37.87 per share, respectively, and the Company issued 5,454, 7,692 and 4,490 matching shares, valued at $38.40, $34.92 and $37.87 per share, respectively. Compensation expense related to the Company's matching contribution totaled approximately $204,000, $207,000 and $138,000 in fiscal 2009, 2008 and 2007, respectively.

During the quarters ended January 31, 2009, 2008, 2007 and 2006, the Company entered into performance share agreements that grant certain officers and key employees the right to receive shares of the Company's common stock, subject to the Company's achievement of certain performance measures. The performance share agreements specify a target number of shares that a participant can receive based upon the Company's average return on equity and average return on sales, as defined, during a three or two-year performance period beginning November 1 of each performance period. If the Company's average return on equity and average return on sales exceed certain threshold amounts for the performance period, participants will receive 50 percent to 150 percent of the target number of shares for grants prior to 2008, and 50 percent to 200 percent for grants made for fiscal 2008 and thereafter, depending upon the Company's level of performance. The target number of shares specified in the performance share agreements executed during the quarter ended January 31, 2006 totaled 73,400, during the quarter ended January 31, 2007 totaled 102,000, during the quarter ended January 31, 2008 totaled 67,820 and during the quarter ended January 31, 2009 totaled 60,500. The Company recorded compensation cost of $578,000 during fiscal 2009 related to the performance share agreements entered into during fiscal 2009. No compensation costs have been recorded for performance share agreements entered into prior to fiscal 2009.

Under the Company's Stock Option Plan, 2,250,000 shares of Common Stock were reserved for grant to key management personnel. Options outstanding at October 31, 2006 were granted in fiscal 2002, have ten-year terms and vest over four years beginning one year after the date of grant. The Company did not grant any options during fiscal 2009, 2008 or 2007. The Stock Option Plan has been superseded by the Plan described above and no further options may be issued under the Stock Option Plan.

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at October 31, 2005	221,543	$11.66
Granted	0	0.00
Exercised	(31,500)	11.69
Forfeited	(1,500)	12.37
Outstanding at October 31, 2006	188,543	11.66
Granted	0	0.00
Exercised	(144,540)	11.64
Forfeited	(0)	0.00
Outstanding at October 31, 2007	44,003	11.71
Granted	0	0.00
Exercised	(21,939)	11.64
Forfeited	(0)	0.00
Outstanding at October 31, 2008	22,064	11.73
Granted	0	0.00
Exercised	(500)	12.37
Forfeited	0	0.00
Outstanding at October 31, 2009	21,564	$11.72

The exercise price of the options outstanding as of October 31, 2009, ranged from $7.40 to $12.37 per share. At October 31, 2009, the weighted average remaining contractual life of the options outstanding was 1.5 years and all of the options were exercisable. The aggregate intrinsic value of the 21,564 stock options outstanding as of October 31, 2009 was $536,323. During the fiscal year ended October 31, 2009, 500 options were exercised with an intrinsic value of $12,112.

9. Shareholder Rights Agreement

The Company's shareholder rights agreement adopted on April 22, 1999 expired on May 4, 2009. There has been no impact on our shareholders related to the expiration other than the resulting expiration of their shareholder purchase rights under the agreement.

10. Other Matters

The Company has vehicle and equipment leases that expire at various dates through fiscal 2013. Rental expense under these leases totaled $8.5 million, $8.9 million, $8.5 million and for fiscal 2009, 2008 and 2007, respectively. The minimum lease payments of obligations under non-cancelable operating leases at October 31, 2009 were as follows:

Fiscal Year	Amount
2010	$5.9 million
2011	2.7 million
2012	1.0 million
2013	0.2 million
	$9.8 million

The Company is involved in various claims and litigation incidental to its business. Although the outcome of these matters cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation, or financial position.

The Company recognizes the costs of legal defense for the legal proceedings to which it is a party in the periods incurred. After a considerable analysis of each case, the Company determines the amount of reserves required, if any. At this time, the Company has not accrued any reserve for any of these matters. Future reserves may be required if losses are deemed reasonably estimable and probable due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of reserves or by accruals of losses to reflect any adverse determinations in these legal proceedings.

QUARTERLY FINANCIAL DATA

	Fiscal Year 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data) (Unaudited)			
Net sales	$388,884	$ 426,759	$ 504,846	$ 469,019
Gross profit	4,972	55,985	91,025	48,291
Net income (loss)	(6,749)	26,216	43,048	19,804
Diluted earnings (loss) per share	$ (.33)	$ 1.27	$ 2.09	$ .96

	Fiscal Year 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
	(In thousands, except per share data) (Unaudited)			
Net sales	$362,566	$ 433,876	$ 466,915	$ 460,226
Gross profit (loss)	25,427	24,626	9,544	(71,661)
Net income (loss)	6,222	6,217	(3,645)	(51,923)
Diluted earnings (loss) per share	$ .30	$ .30	$ (.18)	$ (2.56)

(1) The Company's gross loss for the fourth quarter of fiscal 2008 was $71.7 million as compared to a gross profit during the fourth quarter of fiscal 2009 of $48.3 million. The increase of $120.0 million is the result of historically high grain prices, lower market prices for boneless breast meat and a significant decrease in market prices for export products during October, November and December of 2008. The Company's processed inventory on hand at October 31, 2008 included approximately 71.2 million pounds of chicken leg quarters and paws which the Company believed would be sold to export customers at prices below cost, resulting in a charge to cost of sales of approximately $13.1 million. In addition, because of the lower prices for export products, relatively low prices for boneless breast meat in the domestic market and decreasing but relatively high grain prices during November and December 2008, the Company recorded a loss of $35.0 million to lower the value of the Company's inventory of live broilers at October 31, 2008.

Sanderson Farms, Inc. and Subsidiaries

Valuation and Qualifying Accounts

Schedule II

COL. A Classification	COL. B Balance at Beginning of Period	COL. C Charged to Costs and Expenses	COL. D Charged to Other Accounts	COL. E Deductions Describe(1)	COL. F Balance at End of Period
			(In Thousands)		
Year ended October 31, 2009					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$1,373	$ 367		$367	$ 1,373
Year ended October 31, 2008					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$1,142	$ 451		$220	$ 1,373
Year ended October 31, 2007					
Deducted from accounts receivable:					
Allowance for doubtful accounts					
Totals	$ 894	$ 304		$ 56	$ 1,142

(1) Uncollectible accounts written off, net of recoveries

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2009 an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of October 31, 2009. There have been no changes in the Company's internal control over financial reporting during the fourth quarter ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of October 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment we have concluded that, as of October 31, 2009, the Company's internal control over financial reporting is effective based on those criteria. Our independent registered public accounting firm, Ernst & Young LLP, has provided an attestation report on the Company's internal control over financial reporting as of October 31, 2009.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited Sanderson Farms, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Sanderson Farms, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exits, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sanderson Farms, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2009 of Sanderson Farms, Inc. and subsidiaries and our report dated December 21, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 21, 2009

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning the Directors of the Registrant and the nominees for election as Directors appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Information concerning the executive officers of the Registrant is set forth in Item 4A of Part I of this Annual Report.

The Registrant also incorporates by reference, as permitted by General Instruction G(3) to Form 10-K, information appearing in its definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b) related to the filing of reports under Section 16 of the Securities Exchange Act of 1934.

The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, whose members are John H. Baker, III (Vice Chairman), Robert C. Khayat, Phil K. Livingston, Dianne Mooney, Gail J. Pittman and Charles W. Ritter, Jr. (Chairman). All members of the audit committee are independent directors under the listing standards of the NASDAQ Stock Market LLC. The Registrant's Board of Directors has determined that Phil K. Livingston is an audit committee financial expert.

The Registrant has adopted a code of ethics that applies to its senior financial personnel, including its chief executive officer, chief financial officer and chief accounting officer. The Registrant will provide a copy of the code of ethics free of charge to any person upon request to:

Sanderson Farms, Inc.
P.O. Box 988
Laurel, Mississippi 39441
Attn.: Chief Financial Officer

Requests can also be made by phone at (601) 649-4030.

Item 11. Executive Compensation.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning remuneration of Directors and executive officers of the Registrant appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

As permitted by General Instruction G(3) to Form 10-K, reference is made to the information concerning beneficial ownership of the Registrant's Common Stock, which is the only class of the Registrant's voting securities, appearing in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information is incorporated herein by reference to the definitive proxy statement.

The following table provides information as of October 31, 2009 with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Registrant are authorized for issuance. The Registrant has no equity compensation plan not approved by security holders. All outstanding options to purchase the Company's common stock were issued under the Registrant's Stock Option Plan approved by shareholders on February 28, 2002. That plan has been superseded by the Registrant's Stock Incentive Plan approved by shareholders on February 17, 2005. No further options or other awards may be granted under the Stock Option Plan. There are 2,250,000 shares of common stock authorized for issuance under the Stock Incentive Plan.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	(b) Weighted-average exercise price of outstanding options, warrants and rights(1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(2)
Equity compensation plans approved by security holders	21,564	$ 11.72	391,927
Equity compensation plans not approved by security holders	0	$ 0.00	0
Total	21,564	$ 11.72	391,927

(1) These columns do not reflect the 78,826, 45,209, 15,000 and 49,050 shares of restricted stock issued to participants in the Stock Incentive Plan in fiscal 2009, 2008, 2007 and 2006, respectively, nor the 144,037 shares of restricted stock purchased by or issued to participants under the management stock purchase plan provisions of the Stock Incentive Plan or the purchase prices therefor.

(2) Represents shares available for issuance under the Stock Incentive Plan.

Item 13. Certain Relationships and Related Transactions and Director Independence.

As permitted by General Instruction G(3) to Form 10-K, information, if any, required to be reported by Item 13 of Form 10-K, with respect to transactions with management and others, certain business relationships, indebtedness of management, and transactions with promoters, is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). Such information, if any, is incorporated herein by reference to the definitive proxy statement.

Item 14. Principal Accounting Fees and Services.

As permitted by General Instruction G(3) to Form 10-K, information required to be reported by Item 14 of Form 10-K is set forth in the Registrant's definitive proxy statement filed or to be filed with the Commission pursuant to Rule 14a-6(b). That information is incorporated by reference into this Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)1. FINANCIAL STATEMENTS:

The following consolidated financial statements of the Registrant are included in Item 8:

Consolidated Balance Sheets — October 31, 2009 and 2008

Consolidated Statements of Operations — Years ended October 31, 2009, 2008 and 2007

Consolidated Statements of Stockholders' Equity — Years ended October 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows — Years ended October 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements — October 31, 2009

(a) 2. FINANCIAL STATEMENT SCHEDULES:

The following consolidated financial statement schedules of the Registrant are included in Item 8:

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted as they are not required, are not applicable or the required information is set forth in the Financial Statements or notes thereto.

(a) 3. EXHIBITS:

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of April 23, 2009. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on April 28, 2009.)

Exhibit Number	Description
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6+	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.7+	Amendment Number 2 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan dated October 23, 2008.
10.8+	Amendment dated January 29, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.9+	Amendment dated July 23, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.10+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan. (Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement filed on January 14, 2005 for its Annual Meeting held February 17, 2005.)
10.11+	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2008. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed on February 4, 2009.)
10.12+	Sanderson Farms, Inc. Supplemental Disability Plan effective September 1, 2008. (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on October 1, 2008).
10.13 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a ten - year resting period, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.14+	Form of Agreement between Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.15 +	Form of Agreement between Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2008.)
10.16 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a four-year vesting period, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)

Exhibit Number	Description
10.17+	Form of Restricted Stock Agreement between Registrant and its non-employee directors who are granted restricted stock, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.18+	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares. (Incorporated by reference to Exhibit 10.19 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.19+	Form of Restricted Stock Agreement between the Registrant and its employees who are granted restricted stock. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.20+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.21+*	Form of Restricted Stock Agreement between the Registrant and its employees who are granted restricted stock.
10.22+*	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares.
10.23+	Employment Agreement dated as of September 15, 2009 between the Registrant and Joe F. Sanderson, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.24+	Employment Agreement dated as of September 15, 2009 between the Registrant and Lampkin Butts (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.25+	Employment Agreement dated as of September 15, 2009 between the Registrant and D. Michael Cockrell (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.26	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.27	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.28	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.29	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.30	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.31	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.32	Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.33	Guaranty Agreement dated May 1, 2008 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.34	First Amendment dated July 25, 2008 to the Credit Agreement dated May 1, 2008 among Sanderson Farms,

Exhibit Number	Description
	Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended July 31, 2008.)
10.35	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.36	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.37	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.38	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.39	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.40	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.41	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.

* Filed herewith.

** Furnished herewith.

\+ Management contract or compensatory plan or arrangement.

(b) Agreements Available Upon Request by the Commission.

The Registrant's credit agreement with the banks for which Bank of Montreal acts as agent is filed or incorporated by reference as an exhibit to this report. The Registrant is a party to various other agreements defining the rights of holders of long-term debt of the Registrant, but, of those other agreements, no single agreement authorizes securities in an amount which exceeds 10% of the total assets of the Company. Upon request of the Commission, the Registrant will furnish a copy of any such agreement to the Commission. Accordingly, such agreements are omitted as exhibits as permitted by Item 601(b)(4)(iii) of Regulation S-K.

QUALIFICATION BY REFERENCE

Any statement contained in this Annual Report concerning the contents of any contract or other document filed as an exhibit to this Annual Report or incorporated herein by reference is not necessarily complete, and in each instance reference is made to the copy of the document filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDERSON FARMS, INC.

By: 

Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer

Date: December 21, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the dates indicated.

Signature	Date
/s/ Joe F. Sanderson, Jr. Joe F. Sanderson, Jr., Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	12/21/09
/s/ John H. Baker, III John H. Baker, III, Director	12/21/09
/s/ Fred Banks, Jr. Fred Banks, Jr. Director	12/21/09
/s/ John Bierbusse John Bierbusse, Director	12/21/09
/s/ Lampkin Butts Lampkin Butts, Director, President and Chief Operating Officer	12/21/09
/s/ D. Michael Cockrell D. Michael Cockrell, Director, Treasurer and Chief Financial Officer	12/21/09
/s/ Ms. Toni Cooley Toni Cooley Director	12/21/09
/s/ James A. Grimes James A. Grimes, Secretary and Chief Accounting Officer (Principal Accounting Officer)	12/21/09
/s/ Beverly Wade Hogan Beverly Wade Hogan, Director	12/21/09
/s/ Robert C. Khayat Robert C. Khayat Director	12/21/09

/s/ Phil K. Livingston Phil K. Livingston, Director	12/21/09
/s/ Dianne Mooney Dianne Mooney Director	12/21/09
/s/ Gail Jones Pittman Gail Jones Pittman, Director	12/21/09
/s/ Charles W. Ritter, Jr. Charles W. Ritter, Jr., Director	12/21/09
/s/ Rowan Taylor Rowan Taylor, Director	12/21/09

EXHIBITS

The following exhibits are filed with this Annual Report or are incorporated herein by reference:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant dated October 19, 1978. (Incorporated by reference to Exhibit 4.1 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.2	Articles of Amendment, dated March 23, 1987, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.2 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.3	Articles of Amendment, dated April 21, 1989, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.3 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.4	Certificate of Designations of Series A Junior Participating Preferred Stock of the Registrant dated April 21, 1989. (Incorporated by reference to Exhibit 4.4 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.5	Article of Amendment, dated February 20, 1992, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.5 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.6	Article of Amendment, dated February 27, 1997, to the Articles of Incorporation of the Registrant. (Incorporated by reference to Exhibit 4.6 filed with the registration statement on Form S-8 filed by the Registrant on July 15, 2002, Registration No. 333-92412.)
3.7	By-Laws of the Registrant, amended and restated as of April 23, 2009. (Incorporated by reference to Exhibit 3 filed with the Registrant's Current Report on Form 8-K on April 28, 2009.)
10.1	Contract dated July 31, 1964 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.2	Contract Amendment dated December 1, 1970 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-1 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.3	Contract Amendment dated June 11, 1985 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-2 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.4	Contract Amendment dated October 7, 1986 between the Registrant and the City of Laurel, Mississippi. (Incorporated by reference to Exhibit 10-D-3 filed with the registration statement on Form S-1 filed by the Registrant on April 3, 1987, Registration No. 33-13141.)
10.5+	Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan, as amended and restated effective August 1, 2006. (Incorporated by reference to Exhibit 10.3 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.6+	First Amendment dated November 1, 2007 to Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.7 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.7+	Amendment Number 2 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan dated October 23, 2008.
10.8+	Amendment dated January 29, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)

Exhibit Number	Description
10.9+	Amendment dated July 23, 2009 to the Sanderson Farms, Inc. and Affiliates Employee Stock Ownership Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.10+	Sanderson Farms, Inc. and Affiliates Stock Incentive Plan. (Incorporated by reference to Exhibit B to the Registrant's Definitive Proxy Statement filed on January 14, 2005 for its Annual Meeting held February 17, 2005.)
10.11+	Sanderson Farms, Inc. Bonus Award Program effective November 1, 2008. (Incorporated by reference to Exhibit 10 filed with the Registrant's Current Report on Form 8-K filed on February 4, 2009.)
10.12+	Sanderson Farms, Inc. Supplemental Disability Plan effective September 1, 2008. (Incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on October 1, 2008).
10.13 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a Ten - year resting period, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.14+	Form of Agreement between Registrant and its non-employee directors who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.15 +	Form of Agreement between Registrant and its officers and employees who participate in its management share purchase plan, as amended. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2008.)
10.16 +	Form of Restricted Stock Agreement between Registrant and its officers and employees who are granted restricted stock with a four-year vesting period, as amended. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009.)
10.17+	Form of Restricted Stock Agreement between Registrant and its non-employee directors who are granted restricted stock, as amended. (Incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended April 30, 2007.)
10.18+	Form of Performance Share Agreement between Registrant and its officers and employees who are granted performance shares. (Incorporated by reference to Exhibit 10.19 filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 2007.)
10.19+	Form of Restricted Stock Agreement between the Registrant and its employees who are granted restricted stock. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.20+	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares. (Incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2009.)
10.21+*	Form of Restricted Stock Agreement between the Registrant and its employees who are granted restricted stock.
10.22+*	Form of Performance Share Agreement between the Registrant and its employees who are granted performance shares.
10.23+	Employment Agreement dated as of September 15, 2009 between the Registrant and Joe F. Sanderson, Jr. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.24+	Employment Agreement dated as of September 15, 2009 between the Registrant and Lampkin Butts (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)
10.25+	Employment Agreement dated as of September 15, 2009 between the Registrant and D. Michael Cockrell (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on September 15, 2009.)

Exhibit Number	Description
10.26	Memorandum of Agreement dated June 13, 1989, between Pike County, Mississippi and the Registrant. (Incorporated by reference to Exhibit 10-L filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990.)
10.27	Wastewater Treatment Agreement between the City of Magnolia, Mississippi and the Registrant dated August 19, 1991. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.28	Memorandum of Agreement and Purchase Option between Pike County, Mississippi and the Registrant dated May 1991. (Incorporated by reference to Exhibit 10-N filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991.)
10.29	Lease Agreement between Pike County, Mississippi and the Registrant dated as of November 1, 1992. (Incorporated by reference to Exhibit 10-M filed with the Registrant's Annual Report on Form 10-K for the year ended October 31, 1993.)
10.30	Lease Agreement dated as of December 1, 2004 between Moultrie-Colquitt County Development Authority, as Lessor, and Sanderson Farms, Inc. (Processing Division) as Lessee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.31	Bond Purchase Loan Agreement between Moultrie-Colquitt County Development Authority, as Issuer, and Sanderson Farms, Inc. (Processing Division), as Purchaser. (Incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2005.)
10.32	Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.33	Guaranty Agreement dated May 1, 2008 of Sanderson Farms, Inc. (Foods Division), Sanderson Farms, Inc. (Production Division) and Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 2, 2008.)
10.34	First Amendment dated July 25, 2008 to the Credit Agreement dated May 1, 2008 among Sanderson Farms, Inc. and Bank of Montreal, Individually and as Agent for the Banks defined therein. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the Quarter ended July 31, 2008.)
10.35	Note Purchase Agreement dated as of April 28, 2006 between Sanderson Farms, Inc. and Northwest Farm Credit Services, PCA. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.36	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Foods Division). (Incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.37	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Production Division). (Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.38	Guarantee Agreement dated as of April 28, 2006 of Sanderson Farms, Inc. (Processing Division). (Incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.39	Intercreditor Agreement dated as of April 28, 2006 among The Lincoln National Life Insurance Company, Northwest Farm Credit Services, PCA, Harris N.A., SunTrust Bank, AmSouth Bank, U.S. Bank National Association, Regions Bank, and Trustmark National Bank. (Incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed May 3, 2006.)
10.40	Lease Agreement dated as of July 1, 2006 between Adel Industrial Development Authority as Lessor, and Sanderson Farms, Inc. (Production Division) as Lessee. (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)
10.41	Bond Purchase Agreement dated as of July 31, 2006 between Sanderson Farms, Inc. (Production Division) as Purchaser and Adel Industrial Development Authority as Issuer. (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 31, 2006.)

Exhibit Number	Description
21	List of Subsidiaries of the Registrant. (Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the year ended October 31, 2002.)
23*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of Chief Executive Officer.
31.2*	Certification of Chief Financial Officer.
32.1**	Section 1350 Certification.
32.2**	Section 1350 Certification.

* Filed herewith.

** Furnished herewith.

\+ Management contract or compensatory plan or arrangement.

Exhibit 10.21

SANDERSON FARMS, INC.

RESTRICTED STOCK AGREEMENT
(Management Employee)

This RESTRICTED STOCK AGREEMENT (this "Agreement"), made and entered into as of the 1st day of November, 2009 (the "Grant Date"), by and between ____________(the "Participant") and Sanderson Farms, Inc. (together with its subsidiaries and affiliates, the "Company"), sets forth the terms and conditions of a Restricted Stock Award issued pursuant to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, adopted on February 17, 2005 (the "Plan") and this Agreement. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.

1. Grant and Vesting of Restricted Stock.

(a) As a reward for past service or in consideration of and as an incentive to the Participant's performance of future services on behalf of the Company, and for no additional consideration, the Company hereby grants to the Participant, as of the Grant Date, _________ shares of the Company's common stock, par value $1.00 per share (the "Restricted Stock"), subject to the terms and conditions set forth herein and in the Plan. The Restricted Stock is subject to forfeiture as provided herein and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of by the Participant, other than by will or by the laws of descent and distribution of the state in which the Participant resides on the date of his death. The period during which the Restricted Stock is not vested and is subject to transfer restrictions is referred to herein as the "Restriction Period."

(b) Except as otherwise provided in this Agreement or the Plan, the Restricted Stock shall vest and no longer be subject to forfeiture or any transfer restrictions hereunder on the fourth anniversary of the Grant Date, so long as the Participant has remained continuously employed by the Company from the Grant Date through such date.

(c) In the event of (i) the Participant's termination of employment with the Company by reason of death or Disability or (ii) the Participant's termination of employment with the Company after his attainment of eligibility for retirement (as determined by the Board from time to time), that portion of the number of shares of Restricted Stock that has not vested determined in accordance with the ratio that the number of complete years the Participant was employed during the Restriction Period bears to the total number of years in the Restricted Period shall immediately vest and no longer be subject to forfeiture or any transfer restrictions hereunder, and the remaining unvested shares of Restricted Stock shall be forfeited. In the event of a change in control, all Restricted Stock that has not vested shall immediately vest and no longer be subject to forfeiture or any transfer restrictions hereunder. If the Participant's employment with the Company is terminated for any other reason, voluntarily or involuntarily, prior to the expiration of the Restriction Period, then the Restricted Stock that has not vested as of the termination date shall immediately be forfeited, ownership shall be transferred back to the Company and the Restricted Stock shall become authorized but unissued Shares.

(d) If the Board determines in good faith that the Participant has engaged in any Detrimental Activity during the period that the Participant is employed by the Company or during the two-year period following the Participant's voluntary termination of employment or his termination by the Company for Cause, then the Restricted Stock that has not vested as of the date of the Board determination shall immediately be forfeited, ownership shall be transferred back to the Company and the Restricted Stock shall become authorized but unissued Shares or, if the Restricted Stock has already vested, the Participant shall repay to the Company the fair market value of the Shares as of the Grant Date. For purposes of this Section 1(d), the parties hereto agree that the fair market value of the Shares as of the Grant Date is $_______ per share.

2. Issuance of Shares.

Certificates representing the Restricted Stock shall be registered in the Participant's name (or an appropriate book entry shall be made). Certificates, if issued, may, at the Company's option, either be held by the Company in escrow until the Restriction Period expires or until the restrictions thereon otherwise lapse and/or be issued to the Participant and registered in the name of the Participant, bearing an appropriate restrictive legend that refers to this Agreement and remaining subject to appropriate stop-transfer orders. The Participant agrees to deliver to the Board, upon request, one or more stock powers endorsed in blank relating to the Restricted Stock. If and when the Restricted Stock vests and is no longer subject to forfeiture or transfer restrictions, unlegended certificates for such Restricted Stock shall be delivered to the Participant (subject to Section 6 pertaining to the withholding of taxes and Section 14 pertaining to the Securities Act of 1933, as amended (the "Securities Act")); provided, however, that the Board may cause such legend or legends to be placed on any such certificates as it may deem advisable under Applicable Law.

3. Rights as a Stockholder.

Except as otherwise provided in this Agreement or the Plan, during the Restriction Period the Participant shall have, with respect to the Restricted Stock, all of the rights of a stockholder of the Company, including the right to vote the Restricted Stock and the right to receive any dividends or other distributions with respect thereto.

4. Adjustments.

If any change in corporate capitalization, such as a stock split, reverse stock split, stock dividend, or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to stockholders (other than a cash dividend) results in the outstanding Shares, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation, or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding Shares, then the shares of Restricted Stock granted pursuant to this Agreement shall be treated in the same manner as other outstanding Shares of the Company.

5. Validity of Share Issuance.

The shares of Restricted Stock have been duly authorized by all necessary corporate action of the Company and are validly issued, fully paid and non-assessable.

6. Taxes and Withholding.

As soon as practicable on or after the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to this Award of Restricted Stock, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, or the Company may deduct or withhold from any cash or property payable to the Participant, an amount equal to all federal, state, local and foreign taxes that are required by Applicable Law to be withheld with respect to such includible amount. Notwithstanding anything to the contrary contained herein, the Participant may, if the Company consents, discharge this withholding obligation by directing the Company to withhold shares of Restricted Stock having a Fair Market Value on the date that the withholding obligation is incurred equal to the amount of tax required to be withheld in connection with such vesting, as determined by the Board.

7. Notices.

Any notice to the Company provided for in this Agreement shall be in writing and shall be addressed to it in care of its Secretary at its principal executive offices, and any notice to the Participant shall be addressed to the Participant at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

8. Legal Construction.

Severability. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Agreement under any law with respect to which the Plan or this Agreement is intended to qualify, or would cause compensation deferred under the Plan to be includible in a Plan participant's gross income pursuant to Section 409A(a)(1) of the Internal Revenue Code of 1986, as amended, as determined by the Board, such provision shall be construed or deemed amended to conform to Applicable Law or, if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Agreement, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

Gender and Number. Where the context admits, words in any gender shall include the other gender, words in the singular shall include the plural and words in the plural shall include the singular.

Governing Law. To the extent not preempted by federal law, this Agreement shall be construed in accordance with and governed by the laws of the State of Mississippi.

9. Incorporation of Plan.

This Agreement and the Restricted Stock Award made pursuant hereto are subject to, and this Agreement hereby incorporates and makes a part hereof, all terms and conditions of the Plan that are applicable to Agreements and Awards generally and to Restricted Stock Awards in particular. The Board has the right to interpret, construe and administer the Plan, this Agreement and the Restricted Stock Award made pursuant hereto. All acts, determinations and decisions of the Board made or taken pursuant to grants of authority under the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan, including the severability of any and all of the provisions thereof, shall be in the Board's sole discretion and shall be conclusive, final and binding upon all parties, including the Company, its stockholders, Participants, Eligible Participants and their estates, beneficiaries and successors. The Participant acknowledges that he has received a copy of the Plan.

10. No Implied Rights.

Neither this Agreement nor the issuance of any Restricted Stock shall confer on the Participant any right with respect to continuance of employment or other service with the Company. Except as may otherwise be limited by a written agreement between the Company and the Participant, and acknowledged by the Participant, the right of the Company to terminate at will the Participant's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Company.

11. Integration.

This Agreement and the other documents referred to herein, including the Plan, or delivered pursuant hereto, contain the entire understanding of the parties with respect to their subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and restrictions imposed by the Securities Act and applicable state securities laws . This Agreement, including the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

12. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together constitute one and the same instrument.

13. Amendments.

The Board may, at any time, without consent of or receiving further consideration from the Participant, amend this Agreement and the Restricted Stock Award made pursuant hereto in response to, or to comply with changes in, Applicable law. To the extent not inconsistent with the terms of the Plan, the Board may, at any time, amend this Agreement in a manner that is not unfavorable to the Participant without the consent of the Participant. The Board may amend this Agreement and the Restricted Stock Award made pursuant hereto otherwise with the written consent of the Participant.

14. Securities Act.

(a) The issuance and delivery of the Restricted Stock to the Participant have been registered under the Securities Act by a Registration Statement on Form S-8 that has been filed with the Securities and Exchange Commission ("SEC") and has become effective. The Participant acknowledges receipt from the Company of its Prospectus dated February 23, 2006, relating to the Restricted Stock.

(b) If the Participant is an "affiliate" of the Company, which generally means a director, executive officer or holder of 10% or more of its outstanding shares, at the time certificates representing Restricted Stock are delivered to the Participant, such certificates shall bear the following legend, or other similar legend then being generally used by the Company for certificates held by its affiliates:

"THESE SHARES MUST NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL FOR THE ISSUER, IS EXEMPT FROM REGISTRATION THROUGH COMPLIANCE WITH RULE 144 OR WITH ANOTHER EXEMPTION FROM REGISTRATION."

The Company shall remove such legend upon request by the Participant if, at the time of such request, the shares are eligible for sale under SEC Rule 144(k), or any provision that has replaced it, in the opinion of the Company's counsel.

15. Arbitration.

Any controversy or claim arising out of or relating to this Restricted Stock Agreement shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Participant has executed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first written above.

SANDERSON FARMS, INC.

By: Mike Cockrell

Name: Mike Cockrell
Title: CFO and Treasurer

PARTICIPANT

____

Exhibit 10.22

SANDERSON FARMS, INC.

PERFORMANCE SHARE AGREEMENT

This PERFORMANCE SHARE AGREEMENT (this "Agreement"), made and entered into as of the 1st day of November, 2009 (the "Grant Date"), by and between __________ (the "Participant") and Sanderson Farms, Inc. (together with its subsidiaries and affiliates, the "Company"), sets forth the terms and conditions of a Performance Share Award issued pursuant to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan, adopted on February 17, 2005 (the "Plan") and this Agreement. Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the Plan.

1. Grant and Issuance of Performance Shares; Definition of Restricted Period.

(a) As a reward for past service and in consideration of and as an incentive to the Participant's performance of future services on behalf of the Company, and for no additional consideration, the Company hereby grants to the Participant, as of the Grant Date, the right to receive at the end of the Restricted Period (hereinafter defined) that certain number of shares of the Company's common stock, par value $1.00 per share (the "Performance Shares"), determined in accordance with Section 2 below, subject to the further terms and conditions set forth herein and in the Plan. The right to receive Performance Shares is subject to forfeiture as provided herein and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of by the Participant, other than by will or by the laws of descent and distribution of the state in which the Participant resides on the date of his death. The "Performance Period" means the two fiscal years of the Company commencing November 1, 2009. The "Restricted Period" means the three fiscal years of the Company commencing November 1, 2009.

(b) Except as otherwise provided in this Agreement or the Plan, the right to receive Performance Shares shall vest and no longer be subject to forfeiture or any transfer restrictions hereunder at the end of the Restricted Period, so long as the Participant has remained continuously employed by the Company from the Grant Date through such date.

(c) In the event of (i) the Participant's termination of employment with the Company by reason of death or Disability, (ii) his termination of employment with the Company after his attainment of eligibility for retirement (as determined by the Board from time to time), or (iii) a Change of Control prior to the end of the Restricted Period, the Participant shall be entitled to receive, at the end of the Restricted Period, a pro rata portion of the number of Performance Shares to which he otherwise would have been entitled, determined in accordance with the ratio that the number of months the Participant was employed with the Company during the Performance Period bears to the total number of months in the Performance Period. If the Participant's employment with the Company is terminated for any other reason, voluntarily or involuntarily, prior to the expiration of the Restricted Period, then the right to receive Performance Shares at the end of the Restricted Period shall immediately be forfeited.

(d) If the Board determines in good faith that the Participant has engaged in any Detrimental Activity during the period that the Participant is employed by the Company or during the two-year period following the Participant's voluntary termination of employment or his termination by the Company for Cause, then as of the date of the Board determination the Participant's right to receive Performance Shares shall be forfeited or, if the Performance Shares have already been issued, the Participant shall repay to the Company the fair market value of the Performance Shares as of their issue date.

2. Issuance of Performance Shares.

(a) The Participant's Performance Share Award is a function of his "Target ROE Award" and his "Target ROS Award," calculated as set forth below. The Participant's Target ROE Award is _____________ Shares. The Participant's Target ROS Award is __________Shares.

(b) At the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Equity for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROE"). "Return on Equity" means (i) the Company's net after-tax income for the fiscal year in question, divided by (ii) the average of the shareholders' equity as of the end of the preceding fiscal year and the shareholders' equity as of the end of the fiscal year in question, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Equity will be calculated without regard to such change). The Participant's "Threshold ROE" is 9.7 percent; his "Target ROE" is 11.0 percent; and his "Maximum ROE" is 20.6 percent. If, at the end of the Performance Period, the Company's Average ROE is equal to the Threshold ROE, the Participant will be entitled to receive 50 percent of the Target ROE Award; if the Company's Average ROE is equal to the Target ROE, the Participant will be entitled to receive 100 percent of the Target ROE Award; and if the Company's Average ROE is equal to or greater than the Maximum ROE, the Participant will be entitled to receive 200 percent of the Target ROE Award. If the Company's Average ROE is otherwise between the Threshold ROE and the Maximum ROE, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROE is less than the Threshold ROE, the Participant will not be entitled to receive any Shares as part of his Target ROE Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROE Award.

(c) Likewise, at the end of the Performance Period, the Board (or its permitted delegate) will calculate the Company's Return on Sales for each of its fiscal years during the Performance Period and divide the sum by that number of years (the "Average ROS"). "Return on Sales" means the Company's net after-tax income for the fiscal year in question divided by its net sales for such fiscal year, in each case as shown in the Company's audited financial statements (provided that if there is any change in accounting standards used by the Company after the Grant Date, Return on Sales will be calculated without regard to such change). The Participant's "Threshold ROS" is 3.0 percent; his "Target ROS" is 3.5 percent; and his "Maximum ROS" is 4.7 percent. If, at the end of the Performance Period, the Company's Average ROS is equal to the Threshold ROS, the Participant will be entitled to receive 50 percent of the Target ROS Award; if the Company's Average ROS is equal to the Target ROS, the Participant will be entitled to receive 100 percent of the Target ROS Award; and if the Company's Average ROS is equal to or greater than the Maximum ROS, the Participant will be entitled to receive 200 percent of the Target ROS Award. If the Company's Average ROS is otherwise between the Threshold ROS and the Maximum ROS, the number of Performance Shares that the Participant is entitled to receive will be calculated using a straight-line interpolation. If the Company's Average ROS is less than the Threshold ROS, the Participant will not be entitled to receive any Shares as part of his Target ROS Award. In no event will the Participant be entitled to receive pursuant to this Agreement more than 200 percent of the Target ROS Award.

(d) Within 30 days of the end of the Restricted Period, certificates representing the Performance Shares that the Participant is entitled to receive shall be registered in the Participant's name and be delivered to the Participant (or an appropriate book entry shall be made), subject to Section 6 pertaining to the withholding of taxes and Section 14 pertaining to the Securities Act of 1933, as amended (the "Securities Act"); provided, however, that the Board may cause such legend or legends to be placed on any such certificates as it may deem advisable under Applicable Law. Fractional shares will be issued where necessary. Upon issuance, Performance Shares will be fully vested and transferable, except to the extent that their transfer is restricted by Applicable Law.

(e) If this Performance Share Award is intended to satisfy the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), then prior to the issuance of the Performance Shares, the Compensation Committee of the Board shall certify in writing that the performance goals and any other material terms of the Award were in fact satisfied.

3. No Rights as a Stockholder.

Except as otherwise provided in this Agreement or the Plan, until the issuance of Performance Shares to him, the Participant shall have, with respect to the Performance Shares, none of the rights of a stockholder of the Company, including the right to vote the Performance Shares and the right to receive any dividends or other distributions with respect thereto.

4. Adjustments.

If any change in corporate capitalization, such as a stock split, reverse stock split, stock dividend, or any corporate transaction such as a reorganization, reclassification, merger or consolidation or separation, including a spin-off of the Company or sale or other disposition by the Company of all or a portion of its assets, any other change in the Company's corporate structure, or any distribution to stockholders (other than a cash dividend) results in the outstanding Shares, or any securities exchanged therefor or received in their place, being exchanged for a different number or class of shares or other securities of the Company, or for shares of stock or other securities of any other corporation, or new, different or additional shares or other securities of the Company or of any other corporation being received by the holders of outstanding Shares, then the number of Performance Shares to which the Participant is entitled pursuant to this Agreement shall be adjusted in the same manner as other outstanding Shares of the Company.

5. Validity of Share Issuance.

The Performance Shares have been duly authorized by all necessary corporate action of the Company and when issued will be validly issued, fully paid and non-assessable.

6. Taxes and Withholding.

As soon as practicable on or after the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to this Award of Performance Shares, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, or the Company may deduct or withhold from any cash or property payable to the Participant, an amount equal to all federal, state, local and foreign taxes that are required by Applicable Law to be withheld with respect to such includible amount. Notwithstanding anything to the contrary contained herein, the Participant may, if the Company consents, discharge this withholding obligation by directing the Company to withhold Performance Shares having a Fair Market Value on the date that the withholding obligation is incurred equal to the amount of tax required to be withheld in connection therewith, as determined by the Board.

7. Notices.

Any notice to the Company provided for in this Agreement shall be in writing and shall be addressed to it in care of its Secretary at its principal executive offices, and any notice to the Participant shall be addressed to the Participant at the current address shown on the payroll records of the Company. Any notice shall be deemed to be duly given if and when properly addressed and posted by registered or certified mail, postage prepaid.

8. Legal Construction.

Severability. If any provision of this Agreement is or becomes or is deemed invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Agreement under any law with respect to which the Plan or this Agreement is intended to qualify, or would cause compensation deferred under the Plan to be includible in a Plan participant's gross income pursuant to Section 409A(a)(1) of the Code, as determined by the Board, such provision shall be construed or deemed amended to conform to Applicable Law or, if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Agreement, it shall be stricken and the remainder of this Agreement shall remain in full force and effect.

Gender and Number. Where the context admits, words in any gender shall include the other gender, words in the singular shall include the plural and words in the plural shall include the singular.

Governing Law. To the extent not preempted by federal law, this Agreement shall be construed in accordance with and governed by the laws of the State of Mississippi.

9. Incorporation of Plan.

This Agreement and the Performance Share Award made pursuant hereto are subject to, and this Agreement hereby incorporates and makes a part hereof, all terms and conditions of the Plan that are applicable to Agreements and Awards generally and to Performance Share Awards in particular. The Board has the right to interpret, construe and administer the Plan, this Agreement and the Performance Share Award made pursuant hereto. All acts, determinations and decisions of the Board (including its Compensation Committee) made or taken pursuant to grants of authority under the Plan or with respect to any questions arising in connection with the administration and interpretation of the Plan, including the severability of any and all of the provisions thereof and the calculation of the Average ROE, Average ROS and the number of Performance Shares that the Participant is entitled to receive pursuant to this Agreement, shall be in the Board's sole discretion and shall be conclusive, final and binding upon all parties, including the Company, its stockholders, Participants, Eligible Participants and their estates, beneficiaries and successors. The Participant acknowledges that he has received a copy of the Plan.

10. No Implied Rights.

Neither this Agreement nor the issuance of any Performance Shares shall confer on the Participant any right with respect to continuance of employment or other service with the Company. Except as may otherwise be limited by a written agreement between the Company and the Participant, and acknowledged by the Participant, the right of the Company to terminate at will the Participant's employment with it at any time (whether by dismissal, discharge, retirement or otherwise) is specifically reserved by the Company.

11. Integration.

This Agreement and the other documents referred to herein, including the Plan, or delivered pursuant hereto, contain the entire understanding of the parties with respect to their subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and restrictions imposed by the Securities Act and applicable state securities laws . This Agreement, including the Plan, supersedes all prior agreements and understandings between the parties with respect to its subject matter.

12. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together constitute one and the same instrument.

13. Amendments.

The Board may, at any time, without consent of or receiving further consideration from the Participant, amend this Agreement and the Performance Share Award made pursuant hereto in response to, or to comply with changes in, Applicable law. To the extent not inconsistent with the terms of the Plan, the Board may, at any time, amend this Agreement in a manner that is not unfavorable to the Participant without the consent of the Participant. The Board may amend this Agreement and the Performance Share Award made pursuant hereto otherwise with the written consent of the Participant.

14. Securities Act.

(a) The issuance and delivery of the Performance Share Award to the Participant have been registered under the Securities Act by a Registration Statement on Form S-8 that has been filed with the Securities and Exchange Commission ("SEC") and has become effective. The Participant acknowledges receipt from the Company of its Prospectus dated November 28, 2005, relating to the Performance Share Award.

(b) If the Participant is an "affiliate" of the Company, which generally means a director, executive officer or holder of 10% or more of its outstanding shares, at the time certificates representing Performance Shares are delivered to the Participant, such certificates shall bear the following legend, or other similar legend then being generally used by the Company for certificates held by its affiliates:

"THESE SHARES MUST NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH, IN THE OPINION OF COUNSEL FOR THE ISSUER, IS EXEMPT FROM REGISTRATION THROUGH COMPLIANCE WITH RULE 144 OR WITH ANOTHER EXEMPTION FROM REGISTRATION."

The Company shall remove such legend upon request by the Participant if, at the time of such request, the shares are eligible for sale under SEC Rule 144(k), or any provision that has replaced it, in the opinion of the Company's counsel.

15. Arbitration.

Any controversy or claim arising out of or relating to this Performance Share Agreement shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

IN WITNESS WHEREOF, the Participant has executed this Agreement on his own behalf, thereby representing that he has carefully read and understands this Agreement and the Plan as of the day and year first written above, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first written above.

SANDERSON FARMS, INC.

By: Mike Cockrell

Name: Mike Cockrell

Title: CFO and Treasurer

PARTICIPANT

____

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-67474 and Form S-8 No. 333-92412) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Option Plan, the Registration Statement (Form S-8 No. 333-123099) pertaining to the Sanderson Farms, Inc. and Affiliates Stock Incentive Plan and the Registration Statement (Form S-3 No. 333-153917) of our reports dated December 21, 2009 with respect to the consolidated financial statements and schedule of Sanderson Farms, Inc., and the effectiveness of internal control over financial reporting of Sanderson Farms, Inc., included in the Annual Report (Form 10-K) for the year ended October 31, 2009.

/s/ Ernst & Young LLP

New Orleans, Louisiana
December 21, 2009

EXHIBIT 31.1

CERTIFICATION

I, Joe F. Sanderson, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 21, 2009



Joe F. Sanderson, Jr.
Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, D. Michael Cockrell, certify that:

1. I have reviewed this annual report on Form 10-K of Sanderson Farms, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

December 21, 2009



D. Michael Cockrell
Treasurer and Chief
Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2009 (the "Report"), I, Joe F. Sanderson, Chairman and Chief Executive Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Joe F. Sanderson, Jr.
Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

December 21, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Sanderson Farms, Inc. (the "Company") on Form 10-K for the year ended October 31, 2009 (the "Report"), I, D. Michael Cockrell, Treasurer and Chief Financial Officer of the Company, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



D. Michael Cockrell
Treasurer and Chief Financial Officer

December 21, 2009

Performance Graph

The following graph presents a comparison of the five-year cumulative total stockholder return among the Company, the NASDAQ Composite Index, and a group of peer companies. The peer group consists of the following companies: Cagles, Inc., Pilgrim's Pride, Inc. and Tyson Foods, Inc. (the "Peer Group Index"). The Company selected the Peer Group Index because the return reflected in the Peer Group Index presents stockholders with a comparison of total stockholder return with other publicly held companies in our industry.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Sanderson Farms, Inc., The NASDAQ Composite Index
And A Peer Group
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/04
10/05
10/06
10/07
10/08
10/09
Sanderson Farms, Inc.
NASDAQ Composite
Peer Group

*$100 invested on 10/31/04 in stock & index-including reinvestment of dividends.
Fiscal year ending October 31.

	10/04	10/05	10/06	10/07	10/08	10/09
Sanderson Farms, Inc.	100.00	107.36	83.95	111.58	101.56	120.82
NASDAQ Composite	100.00	107.73	122.15	146.91	86.79	104.94
Peer Group	100.00	121.09	99.39	112.36	44.89	71.39

Board of Directors

Executive Officers

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer

Mike Cockrell
Treasurer and Chief Financial Officer

James A. Grimes
Secretary and Chief Accounting Officer

Corporate Information

Corporate Offices
Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com

Transfer Agent
Mellon Investor Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800-756-3353
www.bnymellon.com/shareowner/isd

Independent Registered Public Accounting Firm
Ernst & Young LLP
Suite 3900
701 Poydras Street
New Orleans, Louisiana 70139
(504) 581-4200

Form 10-K
The Annual Report on Form 10-K, including the financial statements, certain exhibits and the schedules thereto, for the year ended October 31, 2009, is included with this report. Other information about Sanderson Farms, including the exhibits incorporated by reference into the Form 10-K, may be obtained without charge by writing to Mr. Mike Cockrell, Treasurer and Chief Financial Officer, at the Company's corporate offices, or by visiting the Company's web site at www.sandersonfarms.com.


Sanderson
Farms

Sanderson Farms, Inc.
127 Flynt Road
Post Office Box 988
Laurel, Mississippi 39443
(601) 649-4030
www.sandersonfarms.com